FIRST QUARTER REPORT	March 31, 2012

Dear Shareholders:

Net income attributable to shareholders for the quarter ended March 31, 2012 was $352 million or $0.62 per diluted common share, compared with $306 million or $0.54 per diluted common share during the same period in 2011.

Funds from operations (“FFO”) for the quarter ended March 31, 2012 was $154 million or $0.27 per diluted common share, compared with $155 million or $0.28 per diluted common share during the same period in 2011.

Commercial property net operating income for the quarter ended March 31, 2012 increased to $312 million, compared with $216 million during the same period in 2011, largely as a result of acquisitions and the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011.

OUTLOOK

“Reflecting growing business confidence and the appeal of our high-quality portfolio, we leased 1.1 million square feet of space during the first quarter with a solid backlog of advanced leasing discussions underway,” stated Ric Clark, chief executive officer of Brookfield Office Properties. “Subsequent to the end of the quarter, we were pleased to complete a 1.2-million-square-foot lease at One New York Plaza with Morgan Stanley.”

Highlights of the first quarter include:

Leased 1.1 million square feet of space during the quarter at an average net rent of $28.71 per square foot, representing a 33% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.9%. Highlights from the quarter include:

New York – 179,000 square feet

•	Investment Technology Group: 132,000-square-foot, 17-year lease at One Liberty Plaza

Toronto – 171,000 square feet

•	Citco (Canada) Inc.: 34,000-square-foot, 11-year lease at 151 Yonge St.
•	ARUP Canada: 33,000-square-foot, 10-year lease at Hudson’s Bay Centre

Houston – 155,000 square feet

•	McGraw-Hill Companies: 29,000-square-foot, six-year lease at Heritage Plaza
•	BDO USA, LLP: 20,000-square-foot, 10-year renewal at Three Allen Center

Denver – 103,000 square feet

•	Gibson, Dunn & Crutcher: 36,000-square-foot, 11-year lease at 1801 California St.

Calgary – 91,000 square feet

•	Suncor Energy: 39,000-square-foot, 16-year lease at Suncor Energy Centre
•	Regus Business Centre: 20,000-square-foot, five-year lease at Bankers Hall

Signed 1.2-million-square-foot lease with Morgan Stanley at One New York Plaza, New York, subsequent to the first quarter. The tenant is moving from a sublease at the property to a direct lease with Brookfield, which includes over 300,000 square feet of expansion space.

Sold interest in Altius Centre, Calgary, the last remaining Canadian office investment held outside of subsidiary Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), for C$179.8 million, twice the purchase price.

Sold Defence Plaza, Melbourne, for A$87 million.

Renewed $1 billion shelf prospectus for an additional 25 months.

Issued C$150 million in senior notes with an April 2018 maturity date and a yield of 4.00% subsequent to the first quarter.

Acquired Bow Parkade, Calgary, for C$90 million, adjacent to Brookfield’s existing Herald development site in the heart of downtown Calgary subsequent to the first quarter. The entire block, known as 225 Sixth, is now able to accommodate up to 2.8 million square feet of new development. The company paid $35 million in cash and secured $55 million in new financing.

Elected two new directors, Chris Clark and Paul Massey, subsequent to the first quarter. (Note: Chris Clark is no relation to Ric Clark.) The company extends its sincere appreciation to Allan Olson and Diana Taylor who are leaving the board to become directors at affiliate companies. Mr. Olson has served on the board since 1995 and Ms. Taylor since 2007.

/s/ Gordon E. Arnell	/s/ Richard B. Clark
Gordon E. Arnell	Richard B. Clark
Chairman	Chief Executive Officer

May 4, 2012

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Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,126	14	1,140	—	1,140	100	1,140	1,140	1,134	1,134
245 Park Avenue(3)	1	95.9	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street(3)	1	78.2	1,684	108	1,792	—	1,792	75	1,344	1,344	1,336	1,336
The Grace Building(3,4)	1	95.2	1,537	20	1,557	—	1,557	42	656	656	656	656
	4	91.4	6,066	210	6,276	—	6,276	65	4,051	4,051	4,032	4,032
New York downtown
World Financial Center
One	1	99.4	1,611	52	1,663	58	1,721	100	1,663	1,721	1,653	1,711
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.6	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	100	1,904	1,952	1,893	1,941
Retail		48.4	—	168	168	123	291	100	168	291	167	289
One Liberty Plaza	1	97.5	2,326	20	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(4)	1	75.5	2,556	31	2,587	—	2,587	84	2,181	2,181	2,181	2,181
	6	93.7	12,279	349	12,628	282	12,910	97	12,222	12,504	12,162	12,443
Boston
75 State Street	1	63.9	771	25	796	235	1,031	100	796	1,031	791	1,025
	1	63.9	771	25	796	235	1,031	100	796	1,031	791	1,025
Washington, D.C.
1625 Eye Street	1	96.4	370	16	386	185	571	10	39	57	39	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	97.0	238	—	238	203	441	100	238	441	236	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	91.1	308	19	327	—	327	100	327	327	325	325
650 Massachusetts	1	72.1	230	82	312	75	387	100	312	387	312	387
Three Bethesda Metro Center	1	91.9	348	20	368	—	368	100	368	368	368	368
Victor Building(3,4)	1	92.8	294	53	347	—	347	42	146	146	146	146
1200 K Street(4)	1	99.9	366	24	390	44	434	84	329	366	329	366
1250 Connecticut Avenue(4)	1	94.6	163	21	184	26	210	84	155	177	155	177
1400 K Street(4)	1	99.9	178	12	190	34	224	84	160	189	160	189
2000 L Street(4)	1	96.0	308	75	383	—	383	84	323	323	323	323
2001 M Street(4)	1	11.4	190	39	229	35	264	84	193	223	193	223
2401 Pennsylvania Avenue(4)	1	81.8	58	19	77	16	93	84	65	78	65	78
Bethesda Crescent(4)	3	88.1	241	27	268	68	336	84	226	283	226	283
One Reston Crescent(4)	1	100.0	185	—	185	—	185	84	156	156	156	156
Silver Springs Metro Plaza(4)	3	86.1	640	47	687	84	771	84	579	650	579	650
Sunrise Tech Park(4)	4	91.3	316	—	316	—	316	84	266	266	266	266
Two Ballston Plaza(4)	1	79.7	204	19	223	—	223	84	188	188	188	188
1550 & 1560 Wilson Blvd(4)	2	94.8	248	35	283	76	359	84	238	302	238	302
Two Reston Crescent(4)	1	100.0	182	3	185	—	185	84	156	156	156	156
	30	90.0	5,969	535	6,504	1,029	7,533	82	5,390	6,192	5,384	6,184
los angeles
601 Figueroa(4)	1	77.5	1,037	2	1,039	123	1,162	84	876	979	876	979
Bank of America Plaza(4)	1	95.6	1,383	39	1,422	343	1,765	84	1,198	1,487	1,198	1,487
Ernst & Young Tower(4)	1	71.5	910	335	1,245	391	1,636	84	1,049	1,379	1,049	1,379
Marina Towers(3,4)	2	88.4	356	25	381	87	468	42	161	197	161	197
Landmark Square(4)	1	93.0	420	23	443	212	655	84	374	553	374	553
	6	84.0	4,106	424	4,530	1,156	5,686	81	3,658	4,595	3,658	4,595
Houston
1201 Louisiana Street	1	96.3	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	83.1	1,150	—	1,150	671	1,821	51	586	929	586	929
KBR Tower(3,4)	1	99.8	985	63	1,048	254	1,302	42	442	549	442	549
One Allen Center(4)	1	62.4	914	79	993	—	993	84	837	837	837	837
Two Allen Center(4)	1	95.8	987	9	996	—	996	84	839	839	839	839
Three Allen Center(4)	1	94.3	1,173	22	1,195	—	1,195	84	1,007	1,007	1,007	1,007
Continental Center 1(4)	1	81.8	1,048	50	1,098	411	1,509	84	926	1,272	926	1,272
Continental Center 2(4)	1	94.0	428	21	449	81	530	84	379	447	379	447
500 Jefferson Street(4)	1	97.3	351	39	390	44	434	84	329	366	329	366
	9	88.4	7,872	291	8,163	1,509	9,672	74	6,189	7,138	6,189	7,138
Denver
Republic Plaza	1	96.7	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
1801 California Street	1	100.0	1,316	—	1,316	—	1,316	51	671	671	671	671
	2	98.4	2,597	48	2,645	503	3,148	80	2,000	2,503	2,000	2,503
Minneapolis
33 South Sixth Street	2	94.4	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	93.2	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	93.9	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Total U.S. Properties	62	90.6	41,378	2,694	44,072	5,235	49,307	83	36,836	41,065	36,746	40,971
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents U.S. Office Fund asset

3

			Assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place
Bay Wellington Tower	1	97.9	1,297	42	1,339	—	1,339	100	1,339	1,339	1,112	1,112
Retail and Parking	1	97.6	—	52	52	689	741	56	29	415	24	346
22 Front Street	1	100.0	136	8	144	—	144	100	144	144	120	120
Exchange Tower	1	96.2	963	66	1,029	131	1,160	50	515	580	432	487
105 Adelaide	1	100.0	177	7	184	48	232	100	184	232	152	193
Hudson’s Bay Centre	1	99.9	536	209	745	186	931	100	745	931	618	773
Queen’s Quay Terminal	1	98.2	427	78	505	—	505	100	505	505	419	419
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	161	186
First Canadian Place(3)	1	90.4	2,379	232	2,611	169	2,780	25	653	695	548	584
Bay Adelaide West	1	92.5	1,155	37	1,192	382	1,574	100	1,192	1,574	990	1,307
151 Yonge Street(3)	1	75.8	289	11	300	72	372	25	75	93	63	78
2 Queen Street East(3)	1	97.9	448	16	464	81	545	25	116	136	97	114
	12	94.3	7,995	764	8,759	1,789	10,548	65	5,691	6,869	4,736	5,719
calgary
Bankers Hall	3	99.9	1,944	224	2,168	409	2,577	50	1,084	1,288	910	1,082
Bankers Court	1	99.4	256	7	263	62	325	50	132	163	111	137
Suncor Energy Centre	2	99.7	1,710	22	1,732	220	1,952	50	866	976	727	820
Fifth Avenue Place	2	99.9	1,430	47	1,477	205	1,682	50	738	841	620	707
	8	99.8	5,340	300	5,640	896	6,536	50	2,820	3,268	2,368	2,746
ottawa
Place de Ville I(3)	2	100.0	570	12	582	502	1,084	25	146	271	122	228
Place de Ville II(3)	2	99.2	597	12	609	434	1,043	25	152	261	128	219
Jean Edmonds Towers(3)	2	100.0	541	13	554	94	648	25	138	162	116	136
	6	99.7	1,708	37	1,745	1,030	2,775	25	436	694	366	583
VANCOUVER
Royal Centre	1	97.3	493	95	588	265	853	100	588	853	488	708
	1	97.3	493	95	588	265	853	100	588	853	488	708
OTHER
Other(3)	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73	100	73	73	73	73
Total Canadian Properties	28	96.8	15,606	1,199	16,805	3,980	20,785	57	9,608	11,757	8,031	9,829
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties (“BOX”) of 16.7%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents Canadian Office Fund asset

			assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	299	4	303	15	318	50	151	159	151	159
NAB House(3)	1	97.1	424	6	430	31	461	25	108	115	108	115
IAG House(3)	1	100.0	382	35	417	11	428	50	209	214	209	214
E&Y Complex(3,4)	1	94.2	731	1	732	55	787	50	366	394	270	290
Darling Park Complex(3)	3	98.4	1,098	105	1,203	119	1,322	30	361	397	361	397
American Express House(4)	1	100.0	156	5	161	10	171	100	161	171	119	126
World Square Retail	2	95.6	—	176	176	77	253	50	88	127	88	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	13	97.9	3,667	419	4,086	384	4,470	49	1,984	2,169	1,846	2,020
melbourne
Southern Cross East Tower(4)	1	99.9	839	19	858	133	991	100	858	991	802	926
Southern Cross West Tower(4)	1	99.7	496	14	510	—	510	100	510	510	443	443
Bourke Place Trust(3)	1	94.8	670	34	704	106	810	43	303	348	303	348
	3	98.1	2,005	67	2,072	239	2,311	80	1,671	1,849	1,548	1,717
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
BankWest Tower(4)	1	94.2	405	15	420	17	437	50	210	219	155	161
	2	96.0	597	15	612	31	643	50	306	322	251	264
Total Australian Properties	18	97.8	6,269	501	6,770	654	7,424	58	3,961	4,340	3,645	4,001
total PROPERTIES	108	92.9	63,253	4,394	67,647	9,869	77,516	74	50,405	57,162	48,422	54,801

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 25.9%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents Prime asset

4

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	6

PART II – FINANCIAL STATEMENT ANALYSIS	13

PART III – RISKS AND UNCERTAINTIES	40

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	46

Condensed CONSOLIDATED FINANCIAL STATEMENTS	48

NOTES TO the Condensed CONSOLIDATED FINANCIAL STATEMENTS	53

Shareholder Information	66

Corporate Information	67

FORWARD-LOOKING STATEMENTS

This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Office Properties Inc. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Office Properties Inc. to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in this annual report under the heading “Management’s Discussion and Analysis of Financial Results – Risks and Uncertainties” and in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

5

Management’s Discussion and Analysis of Financial Results

May 4, 2012

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2012, includes material information up to May 4, 2012. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 48 of this report. In our discussion of operating performance, we refer to commercial property net operating income, funds from operations, comparable funds from operations and total return on a total and per share basis. We define commercial property net operating income as income from property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), income taxes and certain other non-cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Comparable funds from operations consists of funds from operations after providing for one-time items and discontinued residential operations. Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Commercial property net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate. We provide the components of commercial property net operating income on page 32 and a reconciliation of net income attributable to shareholders to funds from operations as well as comparable funds from operations on page 31. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. We provide a reconciliation of funds from operations to total return on page 31. IFRS does not prescribe any standardized meaning for commercial property net operating income, funds from operations, comparable funds from operations and total return and therefore our measures may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, we exclude the effects of settling our capital securities through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in the principal business segment of ownership, development and management of premier commercial office properties in select cities in North America and Australia. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund that was established to acquire the Trizec portfolio, and the Canadian Office Fund is a single-purpose fund that was established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures.

At March 31, 2012, the carrying value of Brookfield Office Properties’ assets was $25.5 billion. During the three months ended March 31, 2012, we generated $352 million of net income attributable to shareholders ($0.62 per diluted common share) and $154 million of funds from operations ($0.27 per diluted common share). In addition, during the three months ended March 31, 2012 we increased our value per common share, on a pre-tax basis, to $19.76 from $18.94 and generated a total return for each Brookfield Office Properties share of $0.80 or 4%.

6

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

	Three months ended March 31
(Millions, except per share information)	2012	2011
Results of operations
Revenue	$530	$380
Commercial property net operating income	312	216
Net income attributable to shareholders	352	306
Funds from operations(1)	154	155
Comparable funds from operations(1)	154	142
Total return(1)	409	307
Net income per share attributable to common shareholders – diluted	0.62	0.54
Funds from operations per share – diluted(1,2)	0.27	0.28
Comparable funds from operations per share – diluted(1,2)	0.27	0.25
Total return per share – diluted(1,2)	0.80	0.60
Common share dividends paid per share	0.14	0.14
	Mar. 31, 2012	Dec. 31, 2011
Balance sheet
Total assets	$25,500	$25,144
Commercial properties(3)	20,052	19,681
Commercial property debt(3)	10,958	10,845
Total shareholders’ equity	10,538	10,175
Common equity per share – diluted (pre-tax)(2,4)	19.76	18.94
Common equity per share – diluted(2)	18.60	17.90
(1)	Net of non-controlling interests
(2)	Calculation includes potential common shares at March 31, 2012, December 31, 2011 and March 31, 2011 from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 6
(3)	Includes commercial properties held for sale and associated liabilities
(4)	Excludes deferred tax liability

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 108 properties totaling 78 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 15 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park Complex in Sydney and City Square in Perth.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including refinancing mature properties and disposition of select mature or non-core assets; and

•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, and in 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Program dedicated to investing in under-performing real estate. Our participation in this program is focused only on investments in the office sector, of which our investment to date consist of an interest in debt secured by a portfolio of Washington, D.C. properties and on which we realized a significant gain in 2010. Of our 108 commercial office properties, 33 are wholly owned; 23 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 52 are held in our funds.

7

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, Bank of America/Merrill Lynch, Wells Fargo/Wachovia Securities, CIBC World Markets, Suncor Energy, Century Link, Kellogg Brown & Root, RBC and Bank of Montreal. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, which begins on page 40.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only 8% of our leases, on average, mature annually over the next five years.

Our average remaining lease term is seven years. The following is a breakdown of lease maturities in our portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of March 31, 2012:

8

		Remainder 2012		2013		2014		2015
	Current	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent
U.S. Properties
Midtown New York	539	30	$15	556	$32	147	$33	432	$31
Downtown New York	793	295	12	3,651	35	357	31	1,783	19
Washington, D.C.	650	248	25	488	26	1,506	26	378	30
Los Angeles	727	266	24	194	24	303	23	184	23
Houston	950	462	14	394	17	616	14	569	16
Boston	287	1	21	6	4	13	37	9	33
Denver	43	995	18	172	18	76	21	122	20
Minneapolis	153	27	11	198	8	206	13	180	6
	4,142	2,324	$18	5,659	$31	3,224	$23	3,657	$21
Canadian Properties
Toronto	502	248	$27	444	$30	304	$30	522	$32
Calgary	13	46	33	74	35	53	37	482	29
Ottawa	4	12	20	1,151	20	9	26	547	15
Other	15	14	25	102	19	25	27	75	25
	534	320	$28	1,771	$23	391	$31	1,626	$25
Australian Properties
Sydney	84	85	$68	124	$77	65	$90	587	$80
Melbourne	40	57	39	27	57	84	52	157	47
Perth	24	—	—	—	—	335	63	9	85
	148	142	$57	151	$73	484	$65	753	$73
Total	4,824	2,786	$21	7,581	$30	4,099	$29	6,036	$28
Total % expiring	7.1%	4.1%		11.2%		6.1%		8.9%
Beginning of year	6.8%	5.3%		11.4%		6.0%		9.3%
Difference	0.3%	-1.2%		-0.2%		0.1%		-0.4%

	2016		2017		2018		Beyond		Total
	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)
U.S. Properties
Midtown New York	329	$22	54	$54	278	$34	3,911	$51	6,276
Downtown New York	439	29	636	30	89	41	4,585	36	12,628
Washington, D.C.	286	29	201	29	888	42	1,859	41	6,504
Los Angeles	411	28	263	28	649	26	1,533	27	4,530
Houston	288	19	552	19	65	22	4,267	20	8,163
Boston	1	72	16	20	254	23	209	27	796
Denver	182	24	217	17	48	23	790	22	2,645
Minneapolis	118	12	113	16	191	17	1,344	14	2,530
	2,054	$25	2,052	$25	2,462	$32	18,498	$33	44,072
Canadian Properties
Toronto	943	$30	500	$31	374	$30	4,922	$28	8,759
Calgary	758	22	68	26	201	35	3,945	35	5,640
Ottawa	6	20	—	140	—	—	16	25	1,745
Other	45	27	18	28	11	36	356	15	661
	1,752	$26	586	$30	586	$32	9,239	$30	16,805
Australian Properties
Sydney	793	$70	110	$77	692	$71	1,546	$94	4,086
Melbourne	101	56	149	55	1	68	1,456	57	2,072
Perth	9	82	61	65	13	77	161	68	612
	903	$69	320	$64	706	$71	3,163	$76	6,770
Total	4,709	$34	2,958	$30	3,754	$39	30,900	$36	67,647
Total % expiring	7.0%		4.4%		5.5%		45.7%		100.0%
Beginning of year	6.9%		4.0%		5.4%		44.9%		100.0%
Difference	0.1%		0.4%		0.1%		0.8%

Our Canadian Office Fund, which consists of 10 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this fund.

Our U.S. Office Fund, which consists of 37 properties in New York, Washington, D.C., Houston and Los Angeles and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”).

9

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries and, accordingly, we consolidate the assets, liabilities and results of operations of those property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold a 74.1% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity. Our subsidiary, BOPA Investments Ltd. (“BOPA”) also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

COMMERCIAL DEVELOPMENT

We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve preleasing targets.

The following table summarizes our commercial development projects at March 31, 2012:

					(Square feet in 000’s)
				Owned	Assets Under		Proportionate
				Interest	Management		Net of Minority
Property	Region	Location	Buildings	(%)	Total	Proportionate(1)	Share (2)
Active Development
Australia
City Square	Perth, Australia	45-story City Square tower block in the heart of Perth’s business district	1	100%	926	926	926
Developments in Planning
United States
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,400	5,400	5,400
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
1500 Smith Street(3)	Houston	Between Continental Center I and 1400 Smith Street	1	84%	500	421	421
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
			7		9,657	9,197	9,197
Canada
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,400
Brookfield Place III	Toronto	Third Tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
225 Sixth	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,200	1,200	1,200
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		4,227	3,301	3,301
Australia
City Square South	Perth, Australia	14-story tower block adjacent to City Square	1	100%	345	345	345
Jointly Controlled Entities
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	950	475	475
Total Developments in Planning			14		15,179	13,318	13,318

Total Development			15		16,105	14,244	14,244

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries including, Brookfield Financial Properties L.P. (“BFP”) of 0.6% and Brookfield Canada Office Properties (“BOX”) of 16.7%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents Canadian Office Fund asset

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PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;

•	Commercial property net operating income;

•	Funds from operations;

•	Comparable funds from operations;

•	Total return;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to shareholders, commercial property net operating income, funds from operations and total return. Although net income attributable to shareholders is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations and total return; therefore, they are unlikely to be comparable to similar measures presented by other companies. We provide the components of commercial property net operating income on page 32 and a full reconciliation of net income attributable to shareholders to funds from operations, comparable funds from operations as well as total return on page 31 of this MD&A.

Net Income Attributable to Shareholders

Net income attributable to shareholders is calculated in accordance with IFRS. Net income attributable to shareholders is used as a key indicator in assessing the profitability of the company.

Commercial Property Net Operating Income

We define commercial property net operating income as income from property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses), gains (losses) and other items and our share of net earnings (losses) from equity accounted investments. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the property portfolio, adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange.

Funds from Operations and Comparable Funds from Operations

Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, certain other non cash items, if any, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Comparable funds from operations consists of funds from operations after providing for one-time items and discontinued residential operations.

Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, commercial property net operating income and net income attributable to shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to shareholders as we believe net income attributable to shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

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KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to shareholders, commercial property net operating income, funds from operations and total return, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

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PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $25.5 billion at March 31, 2012, an increase of $356 million from the balance at December 31, 2011.

The following is a summary of our assets:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties
Commercial properties	$19,708	$19,258
Commercial developments	1,492	1,412
Equity accounted investments and participating loan interests
Investments in jointly controlled entities	1,839	1,804
Investments in associates	14	13
Participating loan interests	584	439
Other non-current financial assets	692	817
	24,329	23,743
Current assets
Receivables and other assets	351	473
Other current financial assets	143	—
Restricted cash and deposits	71	69
Cash and cash equivalents	260	434
	825	976
Assets held for sale	346	425
Total assets	$25,500	$25,144

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned properties, as well as our proportionate share in jointly controlled assets.

The total fair value of our commercial properties was $19.7 billion at March 31, 2012, an increase of $450 million from the balance at December 31, 2011. The increase is primarily attributable to fair value gains on our investment properties and the impact of the strengthening of the Canadian and Australian dollars offset by the sale of our 25% interest in Altius Centre in Calgary.

The consolidated fair value of our North American and Australian commercial properties at March 31, 2012, is approximately $371 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Mar. 31, 2012			Dec. 31, 2011
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States(2)	$12,816	38,432	$333	$12,614	38,432	$328
Canada	4,785	11,757	407	4,573	11,852	386
Australia(3)	2,107	2,872	734	2,071	2,872	721
Total	$19,708	53,061	$371	$19,258	53,156	$362
(1)	Restated for re-measurements performed during the first quarter of 2012
(2)	Excludes value associated with assets held for sale of $344 million or $113 per square foot at March 31, 2012 (December 31, 2011 - $344 million or $113 per square foot)
(3)	Excludes value associated with asset held for sale of nil at March 31, 2012 (December 31, 2011 - $79 million or $369 per square foot)

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The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Mar. 31, 2012			Dec. 31, 2011
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.52%	10.00%	6.25%	7.52%
Terminal cap rate	9.00%	5.75%	6.34%	9.00%	5.75%	6.33%
Investment horizon (yrs)	22	9	12	24	9	12
Canada
Discount rate	7.75%	6.25%	6.66%	8.00%	6.25%	6.67%
Terminal cap rate	7.25%	5.50%	5.93%	7.50%	5.75%	6.21%
Investment horizon (yrs)	14	10	11	14	10	11
Australia
Discount rate	10.00%	9.00%	9.07%	10.00%	9.00%	9.06%
Terminal cap rate	8.75%	7.00%	7.21%	8.75%	7.00%	7.28%
Investment horizon (yrs)	10	10	10	10	10	10

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

The aggregate fair value of $19,708 million at March 31, 2012, (December 31, 2011 – $19,258 million) results in a going in capitalization rate of 5.8% (December 31, 2011 – 5.8%) based on annualized first quarter 2012 commercial property net operating income, adjusted to exclude certain non-recurring income.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the three months ended March 31, 2012, expenditures for these tenant installation costs totaled $18 million, compared with $29 million expended during the same period in 2011.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2012, totaled $17 million, compared with $5 million during the same period in 2011. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current period, we incurred costs related to elevator repairs and upgrades, lobby renovations and restroom upgrades at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. For three months ended March 31, 2012, $4 million of our total capital expenditures were recoverable, compared with $2 million during the same period in 2011.

The following table summarizes the changes in value of our commercial properties for the three months ended:

(Millions)	Mar. 31, 2012
Commercial properties, beginning of period	$19,258
Fair value gains	291
Dispositions	(37)
Expenditures and other	51
Foreign currency translation	145
Commercial properties, end of period	$19,708

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COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,492 million at March 31, 2012, an increase of $80 million from the balance at December 31, 2011. The increase is primarily attributable to development expenditures on our active development, City Square in Perth, and the impact of foreign currency translation. Based on 14 million square feet of development property at our owned interest, the value at March 31, 2012, represents approximately $105 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Denver, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and preleasing targets.

Expenditures for development of commercial properties totaled $62 million for the three months ended March 31, 2012 compared with $83 million expended during the same period in 2011. The decrease is primarily attributable to nearing completion on City Square in Perth.

The details of development and redevelopment expenditures are as follows:

	Three months ended March 31
(Millions)	2012	2011
Construction costs	$33	$61
Capitalized borrowing costs	26	20
Property taxes and other	3	2
Total development and redevelopment expenditures	$62	$83

The following table summarizes the changes in value of our commercial developments for the three months ended:

(Millions)	Mar. 31, 2012
Commercial developments, beginning of period	$1,412
Fair value gains	3
Expenditures and other	62
Foreign currency translation	15
Commercial developments, end of period	$1,492

INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

We have investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

At March 31, 2012, we had interests in a number of jointly controlled entities which were accounted for following the equity method. These jointly controlled entities own interest in the following assets:

		Ownership Interest
	Location	Mar. 31, 2012	Dec. 31, 2011
Commercial properties:
The Grace Building	Midtown, New York	50%	50%
Victor Building	Washington, D.C.	50%	50%
Marina Towers	Los Angeles, California	50%	50%
KBR Tower	Houston, Texas	50%	50%
450 West 33rd Street	Midtown, New York	75%	75%
245 Park Avenue	Midtown, New York	51%	51%
E&Y Complex	Sydney, Australia	50%	50%
Commercial developments:
100 Bishopsgate	London, U.K.	50%	50%

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Summarized financial information in respect of our investment in these jointly controlled entities is set out below:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Non-current assets
Commercial properties	$5,225	$5,157
Commercial developments	240	213
Current assets	39	62
Total assets	5,504	5,432
Non-current liabilities
Commercial property debt(1)	1,823	1,823
Current liabilities	59	64
Total liabilities	1,882	1,887
Net assets	$3,622	$3,545
Our share of net assets	$1,839	$1,804
(1)	Refer to page 22 for details of commercial property debt of our equity accounted investments

	Three months ended March 31
(Millions)	2012		2011
Revenue	$97		$124
Expense	(50)		(66)
Earnings before fair value gains (losses)	47		58
Fair value gains (losses)	45		(12)
Net earnings	$92		$46
Our share of net earnings	$46	S	25

Our share of net earnings from jointly controlled entities for the three months ended March 31, 2011, includes the following earnings of TRZ Holdings which was a jointly controlled entity prior to our acquisition of control in the third quarter of 2011:

Three months ended March 31
(Millions)	2011
Revenue	$204
Expenses	(146)
Earnings before fair value gains	58
Fair value gains	120
Net earnings	$178
Company’s share of net earnings	$92

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments, which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Mar. 31, 2012	Dec. 31, 2011
Brookfield LePage Johnson Controls	Brookfield LePage Johnson Controls	40%	40%
Oakridges	Oakridges	23.75%	23.75%
Our net investment		$14	$13

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by us in partnership with Johnson Controls. This joint venture currently delivers services to clients with portfolios in excess of 134 million square feet of space.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

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PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Mar. 31, 2012	Dec. 31, 2011
Darling Park Complex, Sydney	30%	$173	$169
IAG House, Sydney	50%	107	104
NAB House, Sydney	25%	115	61
Bourke Place Trust, Melbourne	43%	189	105
Total participating loan interests		$584	$439

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at March 31, 2012, was $49 million (December 31, 2011 – $49 million).

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Non-current assets	$2,478	$2,438
Current assets	156	140
Total assets	2,634	2,578
Non-current liabilities	908	1,293
Current liabilities	117	106
Total liabilities	1,025	1,399
Net assets	$1,609	$1,179

	Three months ended March 31
(Millions)	2012	2011
Revenue	$55	$54
Expense	(36)	(42)
Earnings before fair value gains	19	12
Fair value gains	5	23
Net earnings	$24	$35

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Equity securities designated as available-for-sale (“AFS”)	$107	$107
Brookfield Residential Properties Inc. (“BRPI”) promissory notes	481	470
Loans receivable designated as fair value through profit and loss (“FVTPL”)	―	138
Other loans receivable	104	102
Total other non-current financial assets	$692	$817

Equity securities designated as AFS

Equity securities designated as AFS include $107 million (December 31, 2011 – $107 million) representing our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities bear a fixed dividend of 6.25%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2011 – $92 million) recognized in other non-current financial liabilities.

BRPI promissory notes

On March 31, 2011, we received unsecured promissory notes of C$480 million as partial proceeds for the disposition of our residential development segment to BRPI, a subsidiary of BAM. The loans receivable consist of an unsecured senior promissory note of C$265 million which bears interest at 6.5% on the first C$115 million and 7.5% on the remainder due December 31, 2015, and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The principal of the subordinated promissory note is subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

17

We entered into an agreement with BAM under which we have the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016, and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, we agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note. We also entered into a put agreement in respect of the senior notes whereby we can put $50 million of the outstanding principal of the note to BAM on each of December 31, 2012, 2013 and 2014 or, at any time, upon occurrence of an event of default. In connection with this option, we pay BAM an annual fee of 1% of the outstanding principal subject to the put. These agreements are derivative financial instruments measured at fair value with changes in value recorded in fair value gains, net in the period in which they occur. At March 31, 2012, the fair value of these derivatives is nil (December 31, 2011 – nil).

For the three months ended March 31, 2012, interest income of $8 million (2011 – nil) was recognized related to the promissory notes.

Other loans receivable

Other loans receivable includes a $104 million (December 31, 2011 – $102 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $351 million at March 31, 2012, a decrease of $122 million from the balance at December 31, 2011. The decrease is primarily attributable to the partial repayment of a receivable from BAM and the settlement of a loan receivable from an affiliate during the quarter as well as the timing of receivables and other.

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Accounts receivable(1)	$209	$259
Loan receivable from affiliate(2)	―	49
Prepaid expenses and other assets	142	165
Total receivables and other assets	$351	$473
(1)	At March 31, 2012, includes a $14 million receivable from BAM that is due on demand (December 31, 2011 – $73 million)
(2)	At December 31, 2011, included a $49 million loan receivable from a subsidiary of BAM that was due March 15, 2012 and secured by commercial office property

Included in prepaid expenses and other assets at March 31, 2012 are derivative assets with a carrying amount of $3 million (December 31, 2011 – nil).

OTHER CURRENT FINANCIAL ASSETS

Other current financial assets represent loans receivable designated as FVTPL comprised of a $143 million senior unsecured note receivable from a subsidiary of BAM that matures on December 19, 2014. This note was presented in other non-current financial assets as of December 31, 2011. The principal and interest payments on the note receivable are based on the returns of a referenced debenture which is, in turn, secured by an equity interest in a publicly traded real estate entity based in Australia. The debenture was not repaid on its scheduled maturity date and a default notice was issued to the borrower demanding full repayment. As the debenture is in default, we have determined that the fair value of the investment is best represented by the estimated proceeds expected to be realized from the debenture trustee’s monetization of the collateral.

For the three months ended March 31, 2012, interest income of $4 million (2011 – nil) was recognized while the debenture was compliant as was a $2 million (2011 – nil) fair value loss.

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $71 million at March 31, 2012, an increase of $2 million from the balance at December 31, 2011.

CASH AND CASH EQUIVALENTS

We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $260 million at March 31, 2012, a decrease of $174 million from the balance at December 31, 2011. The decrease is primarily attributable to the redemption of capital securities Class AAA, Series I during the quarter.

18

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

On March 30, 2012, we sold our interest in Defence Plaza in Melbourne for proceeds of A$87 million. Defence Plaza was presented in assets held for sale at December 31, 2011.

At March 31, 2012, and December 31, 2011, the four commercial properties that comprise our Minneapolis portfolio being RBC Plaza, 33 South Sixth Street and Gaviidae I and II, are presented as held for sale. As the portfolio represents a specific geographic market that we intend to exit, the corresponding revenues and expenses have been presented as discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Assets
Commercial properties	$344	$423
Receivables and other assets	2	2
Assets held for sale	$346	$425
Liabilities
Commercial property debt	$163	$210
Accounts payable and accrued liabilities	8	7
Liabilities associated with assets held for sale	$171	$217

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LIABILITIES AND EQUITY

Our asset base of $25.5 billion at March 31, 2012 is financed with a combination of debt, capital securities and preferred and common equity.

The following is a summary of our liabilities and shareholders’ equity:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Liabilities
Non-current liabilities
Commercial property debt	$10,156	$9,993
Capital securities	862	844
Other non-current financial liabilities	92	92
Deferred tax liabilities	606	547
	11,716	11,476
Current liabilities
Commercial property debt	639	642
Capital securities	―	150
Accounts payable and accrued liabilities	894	980
	1,533	1,772
Liabilities associated with assets held for sale	171	217
Total liabilities	$13,420	$13,465

Equity
Preferred equity – corporate	$1,095	$1,095
Common equity	9,443	9,080
Total shareholder’s equity	10,538	10,175
Preferred equity – subsidiaries	383	374
Other non-controlling interests	1,159	1,130
Total equity	$12,080	$11,679
Total liabilities and equity	$25,500	$25,144

COMMERCIAL PROPERTY DEBT

Total commercial property debt was $10,795 million at March 31, 2012, an increase of $160 million from the balance at December 31, 2011. The increase is primarily attributable to draws on the City Square construction loan and the corporate revolving facility as well as foreign currency translation. Offsetting these increases is the disposition of Altius Centre in Calgary and principal amortization payments. Additionally, during the quarter we issued C$200 million in senior unsecured notes at 4.30% due in 2017. These funds were used to repay Australian commercial property debt at a higher cost of capital of approximately 8.10%. Commercial property debt at March 31, 2012, had a weighted average interest rate of 5.63% (December 31, 2011 – 5.70%).

We attempt to match the maturity of our commercial property debt portfolio with the lease terms of our properties. At March 31, 2012, the average remaining term to maturity of our commercial property debt was five years, compared to the average remaining lease term of our properties of seven years.

We have $895 million of committed corporate credit facilities consisting of a $695 million revolving credit facility from a syndicate of banks and C$200 million revolving credit facility from bilateral agreements between Brookfield Canada Office Properties (“BOX”) and a number of Canadian chartered banks. At March 31, 2012, the balance drawn on these facilities was $391 million (December 31, 2011 – $381 million). We incurred $3 million in interest expense related to the balance on the corporate revolvers for the three months ended March 31, 2012 (2011 – nil).

At March 31, 2012, we also had $30 million (December 31, 2011 – $30 million) of indebtedness outstanding to a subsidiary of BAM. Interest expense related to this indebtedness totaled nil for the three months ended March 31, 2012, consistent with the same period in 2011.

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The details of commercial property debt at March 31, 2012, are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Mar. 31, 2012(1,2)	Mortgage Details(3)
Commercial property debt
Exchange Tower	Toronto	6.83	April	2012	$56	Non-recourse, fixed rate
300 Madison Avenue	New York	1.10	April	2012	8	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	112	Non-recourse, fixed rate
151 Yonge Street(4)	Toronto	6.01	July	2012	10	Non-recourse, fixed rate
52 Goulburn Street	Sydney	7.82	July	2012	59	Non-recourse, fixed rate
West 31st Street(5)	New York	6.00	July	2012	105	Non-recourse, floating rate
HSBC Building	Toronto	8.19	October	2012	20	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	8.79	November	2012	67	Non-recourse, fixed rate
World Square Retail(6)	Sydney	7.26	January	2013	3	Non-recourse, floating rate
105 Adelaide	Toronto	5.32	February	2013	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.48	April	2013	316	Non-recourse, fixed rate
77 K Street	Washington, D.C.	5.25	May	2013	86	Non-recourse, floating rate
Hudson's Bay Centre(7)	Toronto	5.20	May	2013	106	Non-recourse, fixed rate
KPMG Tower(6,8)	Sydney	8.25	May	2013	77	Non-recourse, fixed/floating rate
King Street Wharf Retail(6,8)	Sydney	8.02	May	2013	48	Non-recourse, fixed/floating rate
Southern Cross East Tower(6,8)	Melbourne	8.02	May	2013	222	Non-Recourse, fixed/floating rate
75 State Street	Boston	4.75	June	2013	249	Non-recourse, floating rate
Three Bethesda Metro Center	Washington, D.C.	6.60	June	2013	113	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	83	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	September	2013	136	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	161	Non-recourse, fixed rate
Jean Edmonds Tower(4)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
1550 & 1560 Wilson Blvd(9)	Washington, D.C.	2.87	January	2014	69	Non-recourse, floating rate
Ernst & Young Tower(9)	Los Angeles	5.07	February	2014	106	Non-recourse, fixed rate
650 Massachusetts	Washington, D.C.	3.01	March	2014	68	Non-recourse, floating rate
Republic Plaza	Denver	5.15	April	2014	154	Non-recourse, fixed rate
2000 L Street(9)	Washington, D.C.	2.14	April	2014	98	Non-recourse, floating rate
2401 Pennsylvania Avenue(9)	Washington, D.C.	2.43	May	2014	29	Non-recourse, floating rate
500 Jefferson Street(8,9)	Houston	4.29	May	2014	20	Non-recourse, fixed/floating rate
601 Figueroa(8,9)	Los Angeles	4.29	May	2014	195	Non-recourse, fixed/floating rate
Continental Center 1(8,9)	Houston	4.29	May	2014	141	Non-recourse, fixed/floating rate
Continental Center 2(8,9)	Houston	4.29	May	2014	27	Non-recourse, fixed/floating rate
Landmark Square(8,9)	Los Angeles	4.29	May	2014	64	Non-recourse, fixed/floating rate
One Allen Center(8,9)	Houston	4.29	May	2014	119	Non-recourse, fixed/floating rate
Sunrise Tech Park(8,9)	Washington, D.C.	4.29	May	2014	29	Non-recourse, fixed/floating rate
Two Ballston Plaza(8,9)	Washington, D.C.	4.29	May	2014	45	Non-recourse, fixed/floating rate
Suncor Energy Centre(10)	Calgary	6.38	June	2014	210	Non-recourse, fixed rate
Brookfield Prime Property Fund pool debt	Various	6.56	June	2014	493	Non-recourse, floating rate
City Square(5)	Perth	6.16	June	2014	467	Non-recourse, floating rate
Bank of America Plaza(9)	Los Angeles	5.31	September	2014	228	Non-recourse, fixed rate
Silver Springs Metro Plaza(9)	Washington, D.C.	2.34	September	2014	103	Non-recourse, floating rate
235 St Georges Terrace(8)	Perth	6.74	September	2014	47	Non-recourse, fixed/floating rate
Two World Financial Center	New York	9.00	October	2014	177	Non-recourse, fixed rate
First Canadian Place(4)	Toronto	5.37	December	2014	74	Non-recourse, fixed rate
2001 M Street(9)	Washington, D.C.	5.25	December	2014	44	Non-recourse, fixed rate
Three World Financial Center	New York	3.00	December	2014	143	Non-recourse, floating rate
Mezzanine Loan	Various	5.74	January	2015	197	Non-recourse, floating rate
One & Two Reston Crescent(9)	Washington, D.C.	1.99	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue(9)	Washington, D.C.	5.86	January	2016	52	Non-recourse, fixed rate
One Shelley Street(8)	Sydney	7.49	January	2016	197	Non-recourse, fixed/floating rate
One New York Plaza(9)	New York	5.50	March	2016	384	Non-recourse, fixed rate
Three Allen Center(9)	Houston	6.12	May	2016	164	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(11)	Various	8.50	October	2016	278	Non-recourse, fixed rate
1801 California Street	Denver	3.50	December	2016	139	Non-recourse, floating rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	837	Non-recourse, fixed rate
2 Queen Street East(4)	Toronto	5.64	December	2017	29	Non-recourse, fixed rate
1400 K Street(9)	Washington, D.C.	5.30	February	2018	51	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April	2018	122	Non-recourse, fixed rate
Two Allen Center(9)	Houston	6.45	May	2018	204	Non-recourse, fixed rate
1201 Louisiana Street	Houston	4.65	October	2018	96	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50	January	2019	86	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	19	Non-recourse, fixed rate
Bankers Court	Calgary	4.96	November	2020	46	Non-recourse, fixed rate
1200 K Street(9)	Washington, D.C.	5.88	February	2021	131	Non-recourse, fixed rate
Bethesda Crescent(9)	Washington, D.C.	5.58	February	2021	59	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40	April	2021	88	Non-recourse, fixed rate

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($ in Millions)	Location	Rate %	Maturity Date		Mar. 31, 2012(1,2)	Mortgage Details(3)
Commercial property debt continued
Fifth Avenue Place	Calgary	4.71	August	2021	$173	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43	December	2021	401	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97	January	2023	199	Non-recourse, fixed rate
Jean Edmonds Tower(4)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	150	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total commercial property debt		5.82			$10,206
Corporate debt
$695M Corporate revolving facility	―	2.36	March	2014	$271	Recourse, floating rate
C$200M BOX revolving facility	―	3.20	June	2014	120	Non-recourse, floating rate
Senior unsecured notes	―	4.30	January	2017	198	Recourse, fixed rate
Total corporate debt		3.18			$589
Total commercial property debt		5.68			$10,795
Commercial property debt associated with assets held for sale
RBC Plaza	Minneapolis	2.25	April	2013	$66	Non-recourse, floating rate
33 South Sixth Street	Minneapolis	3.00	August	2014	97	Non-recourse, floating rate
Total commercial property debt associated with assets held for sale		2.70			$163
Total		5.63			$10,958
(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $68 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	Canadian Office Fund debt
(5)	Development debt
(6)	Represents liability payable to a subsidiary of BAM
(7)	A two-year extension option that extends the maturity to May 2015 is available to us provided that certain debt service and loan-to-value thresholds are met
(8)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(9)	U.S. Office Fund debt
(10)	This loan consists of $177 million 1st mortgage bonds that are non-recourse to Brookfield Office Properties and a $33 million unsecured loan from an affiliate
(11)	Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund, which is secured by a limited partnership interest in the U.S. Office Fund

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Mar. 31, 2012
Remainder 2012	$161	$437	$598	6.56%
2013	71	1,663	1,734	6.27%
2014	62	3,619	3,681	4.94%
2015	66	274	340	4.99%
2016	58	1,174	1,232	6.39%
2017 and thereafter	577	2,796	3,373	5.67%
Total	$995	$9,963	$10,958	5.63%
(1)	Paid through our annual cash flows
(2)	Net of $68 million of transaction costs
(3)	Includes commercial property debt associated with assets held for sale at March 31, 2012

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at March 31, 2012, are as follows:

		Mar. 31, 2012
($ in Millions)	Location	Rate %	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
450 West 33rd Street	New York	1.96	July	2012	$388	$517	Non-recourse, floating rate
The Grace Building(3)	New York	5.54	July	2014	189	378	Non-recourse, fixed rate
Victor Building(3)	Washington, D.C.	5.39	February	2016	51	102	Non-recourse, fixed rate
Marina Towers(3)	Los Angeles	5.84	April	2016	21	42	Non-recourse, fixed rate
245 Park Avenue	New York	3.88	November	2017	400	784	Non-recourse, fixed rate
Total commercial property debt of our equity accounted investments		3.81			$1,049	$1,823
(1)	Net of $8 million of transaction costs
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt

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Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total	Mar. 31, 2012
Remainder 2012	$2	$516	$518	1.98%
2013	2	1	3	6.18%
2014	―	372	372	5.55%
2015	―	―	―	―
2016	―	139	139	5.55%
2017 and thereafter	―	791	791	3.88%
Total commercial property debt of our equity accounted investments	$4	$1,819	$1,823	3.81%
(1)	Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$10,958	$598	$5,415	$1,572	$3,373
Capital securities	862	―	402	460	―
Interest expense(2)
Commercial property debt	2,458	520	950	475	513
Capital securities	140	35	73	32	―
Minimum rental payments – ground leases(3)	1,735	25	64	55	1,591
Other non-current financial liabilities	92	―	―	―	92
(1)	Net of $68 million of transaction costs and includes commercial property debt associated with assets held for sale at March 31, 2012
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 27 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements, except for our investment in certain commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain and could be up to C$42 million in the event the company is completely unsuccessful in defending the claims.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 20 to our condensed consolidated financial statements.

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CAPITAL SECURITIES

Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2012(1)		Dec. 31, 2011(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		201		196
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		201		196
Class AAA Series I	―	5.20%		―		150
Class AAA Series J	8,000,000	5.00%		201		196
Class AAA Series K	6,000,000	5.20%		149		146
Total capital securities				$862		$994

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Net of transaction costs of nil at March 31, 2012 (December 31, 2011 – $1 million)
(2)	Class AAA, Series E capital securities are owned by BAM, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

On March 30, 2012, we redeemed all of the outstanding Class AAA Series I shares for cash of C$25.00 per share.

OTHER NON-CURRENT FINANCIAL LIABILITIES

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2011 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

DEFERRED INCOME TAXES

At March 31, 2012, we had a net deferred tax liability of $606 million (December 31, 2011 – $547 million). The sources and movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2011	Recognized in						Mar. 31, 2012
		Income	Equity	OCI		Reclassified
Deferred tax assets related to non-capital losses and capital losses	$220	$(12)	$	―	$8	$	―	$216
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(51)		―	(17)		13	(822)
Net deferred tax liabilities	$(547)	$(63)	$	―	$(9)		$13	$(606)

Together with our Canadian subsidiaries, we have deferred tax assets of $74 million (December 31, 2011 – $73 million) related to non-capital losses that expire over the next 20 years, and $119 million (December 31, 2011 – $121 million) related to capital losses that have no expiry. Our U.S. subsidiaries have deferred tax assets of $23 million (December 31, 2011 – $26 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities was $894 million at March 31, 2012, a decrease of $86 million from the balance at December 31, 2011. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $185 million (December 31, 2011 – $228 million).

PREFERRED EQUITY – CORPORATE

At March 31, 2012, we had $1,095 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2012	Dec. 31, 2011
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Total preferred equity – corporate			$1,095	$1,095

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

For the three months ended March 31, 2012, we paid preferred dividends of $17 million as compared with $14 million during the same period in 2011. The increase is attributable to a full period of preferred dividends on Class AAA Series R preferred shares which were issued in the third quarter of 2011.

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COMMON EQUITY

At March 31, 2012, we had 503,592,157 issued and outstanding common shares. On a diluted basis, we had 523,336,098 common shares outstanding, calculated as follows:

	Mar. 31, 2012	Dec. 31, 2011
Common shares issued and outstanding	503,592,157	503,667,579
Unexercised options and restricted stock	19,743,941	17,715,060
Diluted common shares issued and outstanding(1)	523,336,098	521,382,639
(1)	Includes potential common shares at March 31, 2012, and December 31, 2011, from the exercise of options and restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 6

We did not repurchase any shares during the three months ended March 31, 2012, in connection with our normal course issuer bid, or 2011. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis. During the three months ended March 31, 2012, we did however repurchase shares in connection with our restricted stock plan.

At March 31, 2012, the book value of our common equity was $9.4 billion, compared with a market equity capitalization of approximately $8.8 billion, calculated as total common shares outstanding multiplied by $17.45, the closing price per common share on the New York Stock Exchange on March 30, 2012.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Mar. 31, 2012	Dec. 31, 2011
Shareholders’ equity	$10,538	$10,175
Less: preferred equity	(1,095)	(1,095)
	9,443	9,080
Add: option proceeds(1)	290	251
Fully diluted common shareholders’ equity	9,733	9,331
Diluted common shares outstanding(2)	523.3	521.4
Common equity per share – diluted	$18.60	$17.90
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)	Includes potential common shares at March 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 6

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we had $383 million of preferred equity outstanding at March 31, 2012, issued by our subsidiary BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The increase over December 31, 2011 is entirely attributable to the impact of foreign currency translation.

The following table details the preferred shares issued by BPO Properties:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Mar. 31, 2012	Dec. 31, 2011
BPO Properties	1,805,489	Series G	70% of bank prime	$45	$44
	3,816,527	Series J	70% of bank prime	96	93
	300	Series K	30-day BA + 0.4%	150	147
	2,847,711	Series M	70% of bank prime	72	70
	800,000	Series N	30-day BA + 0.4%	20	20
Total preferred equity – subsidiaries				$383	$374

For the three months ended March 31, 2012, dividends of $2 million were paid on preferred shares issued by BPO Properties, as compared with $2 million during the same period in 2011.

25

NON-CONTROLLING INTERESTS – SUBSIDIARIES

Non-controlling interests – subsidiaries include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2012	Dec. 31, 2011
Units of BOX(1)	16.7%	$459	$427
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	37	36
Units of Prime(2,3)	25.9%	63	67
Members interest in Brookfield Heritage Partners LLC	49.0%	89	87
Members interest in BOP 1801 California Street LLC	49.0%	40	38
U.S. Office Fund	15.7%	471	475
Total non-controlling interest – subsidiaries		$1,159	$1,130
(1)	Canadian-dollar denominated
(2)	Australian-dollar denominated
(3)	During the first quarter of 2012, we purchased additional units of Prime which decreased the others' equity ownership from 26.2% at December 31, 2011 to 25.9% at March 31, 2012

26

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities, which could include:

o	discretionary capital expenditures;

o	repurchase of our stock; and

o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sales of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

27

Commercial property debt maturities, with corresponding loan-to-value, at March 31, 2012, for the next five years and thereafter are as follows:

	Commercial Property Debt Maturities(1,2)	Loan-to-Value

(Millions)
Remainder 2012	$429	$43%
2013	1,782	36%
2014	3,247	45%
2015	74	77%
2016	936	50%
2017 and thereafter	3,426	55%
(1)	Includes $163 million of commercial property debt related to assets held for sale at March 31, 2012
(2)	Excludes corporate debt, Mezzanine Loan and U.S. Office Fund acquisition financing

At March 31, 2012, we had approximately $764 million of liquidity consisting of $260 million of cash and $504 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the three months ended March 31, 2012, cashflow from operating activities exceeded common share dividends paid by $4 million.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

At March 31, 2012, our weighted average cost of capital, assuming a 12% return on common equity, was 7.39% (December 31, 2011 – 7.23%). Our cost of capital is lower than many of our peers because of the amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that compose our portfolio.

The following schedule details our capitalization at March 31, 2012 and December 31, 2011 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2012	Dec. 31, 2011
Liabilities
Commercial property debt	5.63%	5.70%	$10,795	$10,635
Capital securities	5.47%	5.43%	862	994
Shareholders’ equity
Preferred equity - corporate	5.68%	5.68%	1,095	1,095
Common equity(2)	12.00%	12.00%	8,788	7,877
Other equity
Preferred equity - subsidiaries	1.88%	1.95%	383	374
Non-controlling interests – subsidiaries(3)	12.00%	12.00%	1,159	1,130
Total(4)	7.39%	7.23%	$23,082	$22,105
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares
(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

28

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the three months ended March 31, 2012, was $352 million ($0.62 per diluted common share), compared with $306 million ($0.54 per diluted common share) in 2011. The increase in net income attributable to shareholders period over period is largely the result of:

•	an increase of $163 million ($0.28 per diluted common share) in fair value gains mostly attributable to changes in the timing and rent curves of expected cash flows of our investment properties as well as capital expenditures and the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011;

•	an increase of $96 million ($0.16 per diluted common share) in commercial property net operating income due to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011; as well as single property acquisitions including an interest in BankWest Tower in Perth, the remaining 50% interest in Southern Cross West Tower in Melbourne, Three Bethesda Metro Center in Washington D.C., the remaining 49% interest in Four World Financial Center in New York and an interest in 1801 California Street in Denver;

•	a decrease of $1 million (nil per diluted common share) in capital securities interest expense due to the impact of foreign currency translation; offset by,

o	an increase in income tax expense of $47 million ($0.08 per diluted common share) due to increased earnings driven by fair value adjustments in the current period;

o	an increase of $37 million ($0.06 per diluted common share) in interest expense on commercial property debt due to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, as well as new debt from acquisitions and refinancings;

o	an increase of $30 million ($0.05 per diluted common share) in non-controlling interests as a result of increased earnings driven by fair value adjustments mostly due to the consolidation of the U.S. Fund;

o	a decrease of $21 million ($0.04 per diluted common share) in income from discontinued operations largely due to the disposition of our residential development segment in the first quarter of 2011;

o	a decrease in interest and other income of $5 million ($0.01 per diluted common share) due to the settlement of loans receivable from BAM in the third quarter of 2011 offset by interest earned on the residential note receivable from the disposition of our residential development segment on March 31, 2011, and income on the senior unsecured note receivable from a subsidiary of BAM entered into during the fourth quarter of 2011;

o	an increase of $2 million (nil per diluted common share) in general and administrative expenses as a result of inflation and increased company initiatives during the period;

o	an increase of $1 million (nil per diluted common share) in depreciation expense; and

o	an decrease of $71 million ($0.12 per diluted common share) in our share of net earnings from equity accounted investments as a result of the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and the acquisition of the remaining 49% interest in Four World Financial Center in the fourth quarter of 2011.

29

Set out below is a summary of the various components of our net income attributable to shareholders, funds from operations, comparable funds from operations, and total return. Discussion of each of these components is provided on the following pages.

	Three months ended March 31
(Millions)	2012	2011
Revenue	$530	$380
Commercial property net operating income	312	216
Interest and other income	22	27
	334	243
Interest expense
Commercial property debt	138	101
Capital securities	14	15
General and administrative expense	37	35
Depreciation	3	2
Income from continuing operations before fair value gains, share of net earnings of equity accounted investments and income taxes	142	90
Fair value gains, net	293	130
Share of net earnings of equity accounted investments	47	118
Income from continuing operations before income taxes	482	338
Income taxes	80	33
Income from continuing operations	402	305
Income from discontinued operations	5	26
Net income	407	331
Net income attributable to non-controlling interests	55	25
Net income attributable to shareholders	$352	$306

Our net income per common share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2012	2011
Net income attributable to shareholders	$352	$306
Preferred share dividends	(17)	(14)
Net income attributable to common shareholders – basic	335	292
Dilutive effect of conversion of capital securities	14	15
Net income attributable to common shareholders – diluted	$349	$307

Weighted average common shares outstanding – basic	503.7	502.7
Unexercised options and restricted stock	4.8	5.5
	508.5	508.2
Conversion of capital securities	54.2	65.6
Weighted average common shares outstanding – diluted	562.7	573.8

Net income per share attributable to common shareholders – basic	$0.67	$0.58

Net income per share attributable to common shareholders – diluted	$0.62	$0.54

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RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

	Three months ended March 31
(Millions)	2012	2011
Net income attributable to shareholders	$352	$306
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(293)	(130)
Fair value adjustments in net earnings from equity accounted investments	(22)	(54)
Non-controlling interests in above items	37	9
Income taxes	80	33
Discontinued operations(1)	―	(8)
Cash payments under interest rate swap contracts	―	(1)
Funds from operations	$154	$155
(1)	Represents depreciation, fair value gains and income taxes related to discontinued operations

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2012	2011
Funds from operations	$154	$155
Preferred share dividends	(17)	(14)
	$137	$141
Funds from operations per diluted share(1)	$0.27	$0.28
(1)	The calculation of funds from operations per diluted share includes potential common shares at March 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 6

After providing for one-time items and discontinued residential operations, our comparable funds from operations is calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2012	2011
Funds from operations	$154	$155
Discontinued residential operations	―	(13)
Comparable funds from operations	$154	$142
Comparable funds from operations per share-diluted(1)	$0.27	$0.25
(1)	The calculation of comparable funds from operations per diluted share includes potential common shares at March 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 6

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2012	2011
Funds from operations	$154	$155
Fair value gains, net of non-controlling interests	272	166
Preferred share dividends	(17)	(14)
Total return	$409	$307
Total return per diluted share(1)	$0.80	$0.60
(1)	The calculation of total return per diluted share includes potential common shares at March 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 6

REVENUE

The components of revenue are as follows:

	Three months ended March 31
(Millions)	2012	2011
Commercial property revenue
Rental revenue	$493	$337
Recurring fee income	13	16
Lease termination, non-recurring fee and other income	2	―
Commercial property revenue	508	353
Interest and other	22	27
Total revenue	$530	$380

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COMMERCIAL PROPERTY OPERATIONS

Commercial property net operating income totaled $312 million for the three months ended March 31, 2012, compared with $216 million during the same period in 2011.

	Three months ended March 31
(Millions)	2012	2011
Commercial property revenue
Rental revenue from current properties	$486	$332
Straight-line rental income	7	5
Rental revenue	493	337
Recurring fee income	13	16
Lease termination, non-recurring fee and other income	2	―
Total commercial property revenue	508	353
Commercial property operating costs	(196)	(137)
Commercial property net operating income	$312	$216

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations and other income. Revenue from commercial properties totaled $508 million during the three months ended March 31, 2012 compared with $353 million during the same period in 2011. The increase period over period is attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option, the acquisition of an interest in BankWest Tower in Perth, the remaining 50% interest in Southern Cross West Tower in Melbourne, and Three Bethesda Metro Center in Washington D.C. all in the third quarter of 2011; and the acquisition of the remaining 49% interest in Four World Financial Center in New York and an interest in 1801 California Street in Denver in the fourth quarter of 2011. These increases were partially offset by the disposition of Newport Tower in Jersey City and 53 State Street in Boston during the fourth quarter of 2011 and Altius Centre in Calgary during the current quarter.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions but are usually standard practice within each region. During the three months ended March 31, 2012, approximately 77% of our new leases have rent escalator clauses. In the U.S., approximately 79% of our leases executed in the first three months of 2012 had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 56% provided for annual increases and 44% provided for increases at various times during the lease, generally periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 3.1% over the terms of the respective leases. In Canada, approximately 67% of our leases executed in the first three months of 2012 had rent escalation clauses that typically include a fixed rent increase every 4 years. On average, these escalations will increase rent by $0.81 per square foot on an annual basis over the term of the lease. In Australia, all of our leases executed in the first three months of 2012 had rent escalation clauses that typically include a fixed rent increase annually, ranging from 4% to 5% over the term of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2012, we recognized straight-line rental revenue of $7 million, compared with $5 million during the same period in 2011.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $196 million for the three months ended March 31, 2012, compared with $137 million during the same period in 2011. The increase is primarily attributable to acquisitions during 2011 and the consolidation of the U.S. Office Fund as noted above.

Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior year reporting periods. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods.

The components of commercial property net operating income for the three months ended March 31, 2012 and 2011 is as follows:

	Three months ended March 31
(Millions)	2012	2011
Same property	$198	$193
Lease terminations, non-recurring fee and other income	2	―
Recurring fee income	13	16
Properties acquired during the period	98	―
Properties sold during the period	1	7
Commercial property net operating income	$312	$216

Same property commercial property net operating income increased by $5 million period over period as a result of increased in-place rents offset by a slight decline in occupancy attributable to large lease expiries in Midtown, New York, Boston, Washington, D.C., and Houston.

32

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. In addition, we continue to reduce our lease expiry profile for the upcoming years, and with in-place net rents below market rents across most of our portfolio, we should continue to produce stable results going forward.

We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels in all of our markets with the exception of Boston, Washington D.C., Houston, Toronto and Perth. Additionally, our average in-place rents of $28.43 allow for positive mark-to-market growth when compared to blended market net rents of $35.00.

The majority of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property commercial property net operating income.

Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at March 31, 2012, and includes our equity accounted investments:

		Avg. Remaining	Avg. In-Place	Avg. Market
Leasable Area(1,2)		Lease Term	Net Rent	Net Rent
(000's Sq. Ft.)		(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown(3)	6,276	10.6	$39.24	$60
Downtown	12,628	5.8	28.24	32
Boston, Massachusetts	796	7.5	23.21	26
Washington, D.C.	6,504	5.8	26.67	32
Los Angeles, California	4,530	6.5	21.73	22
Houston, Texas	8,163	8.0	14.98	22
Denver, Colorado	2,645	1.4	18.08	19
Minneapolis, Minnesota	2,530	5.3	9.97	15
Toronto, Ontario	8,759	8.0	27.06	30
Calgary, Alberta	5,640	11.4	28.02	36
Ottawa, Ontario	1,745	2.1	18.20	22
Sydney, Australia	4,086	6.6	63.59	73
Melbourne, Australia	2,072	7.3	41.51	38
Perth, Australia	612	4.1	56.88	69
Other	661	8.7	18.97	33
Total	67,647	7.3	$28.43	$35
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Midtown New York includes 450 West 33rd Street. Excluding this commercial property, Midtown in-place rent would be $45.02

Our total managed portfolio occupancy rate decreased to 92.9% at March 31, 2012, compared with 93.6% at March 31, 2011. Our occupancy decreased due to opportunistic acquisitions of certain assets at lower occupancy levels, as well as expiries in Midtown, New York, Boston, Washington D.C. and Houston. At March 31, 2012, average in-place net rent throughout our managed portfolio was $28.43 per square foot compared with $27.95 per square foot at March 31, 2011.

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A summary of our occupancy levels for the past two years including our equity accounted investments and property investments through participating loan interests is as follows:

	Mar. 31, 2012		Mar. 31, 2011
	Leasable(1,2)	Percent	Leasable(1,2)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	6,276	91.4	4,438	95.7
Downtown	12,628	93.7	13,721	92.4
Total New York, New York	18,904	92.9	18,159	93.2
Boston, Massachusetts	796	63.9	1,990	82.6
Washington, D.C.	6,504	90.0	6,136	92.5
Los Angeles, California	4,530	84.0	4,530	83.3
Houston, Texas	8,163	88.4	9,430	94.2
Denver, Colorado	2,645	98.4	1,329	92.5
Minneapolis, Minnesota	2,530	93.9	2,530	93.4
Toronto, Ontario	8,759	94.3	8,810	93.4
Calgary, Alberta	5,640	99.8	5,944	99.2
Ottawa, Ontario	1,745	99.7	1,747	99.7
Sydney, Australia	4,086	97.9	4,085	99.1
Melbourne, Australia	2,072	98.1	2,277	99.6
Perth, Australia	612	96.0	192	100.0
Other	661	97.6	662	97.3
Total	67,647	92.9	67,821	93.6
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

During the three months ended March 31, 2012, we leased 1.1 million square feet of our managed space at an average leasing net rent of $28.71 per square foot. This included 757,000 square feet of new leases, 205,000 square feet of renewals and 111,000 square feet of early renewals. Expiring net rent for our managed portfolio averaged $21.63 per square foot. Additionally, we have managed to reduce our 2012-2016 rollover exposure by 160 basis points since the beginning of the year.

The details of our leasing activity for the three months ended March 31, 2012, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2011			Expiring		Leasing	Leasing	Acq. /	Mar. 31, 2012
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)	Sq. Ft.(1,2)	($ per Sq. Ft.)	($ per Sq. Ft.)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York, New York
Midtown	6,276	5,788	(51)	$22.23	―	$ ―	$ ―	―	6,276	5,737
Downtown	12,628	11,749	(93)	19.07	179	23.77	27.43	―	12,628	11,835
Boston, Massachusetts	796	505	―	―	4	31.37	32.32	―	796	509
Washington, D.C.	6,504	6,037	(285)	23.11	102	24.99	26.17	―	6,504	5,854
Los Angeles, California	4,530	3,816	(89)	20.44	76	21.07	22.32	―	4,530	3,803
Houston, Texas	8,163	7,343	(285)	14.97	155	17.30	21.44	―	8,163	7,213
Denver, Colorado	2,645	2,604	(105)	15.98	103	17.95	19.64	―	2,645	2,602
Minneapolis, Minnesota	2,530	2,379	(16)	14.90	14	13.81	14.36	―	2,530	2,377
Toronto, Ontario	8,759	8,191	(105)	25.38	171	27.69	28.51	―	8,759	8,257
Calgary, Alberta	5,946	5,896	(67)	35.10	91	32.91	34.20	(293)	5,640	5,627
Ottawa, Ontario	1,745	1,741	(1)	12.03	1	49.13	52.14	―	1,745	1,741
Sydney, Australia	4,086	3,994	(18)	31.62	26	55.97	62.19	―	4,086	4,002
Melbourne, Australia	2,277	2,237	(64)	39.19	64	40.13	46.84	(205)	2,072	2,032
Perth, Australia	612	579	―	―	9	74.03	90.57	―	612	588
Other	661	640	(72)	20.28	78	29.79	30.54	―	661	646
Total	68,158	63,499	(1,251)	$21.63	1,073	$26.14	$28.71	(498)	67,647	62,823
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2012

Additionally, for the three months ended March 31, 2012, tenant improvements and leasing costs related to leasing activity that occurred averaged $37.90 per square foot, compared to $29.16 per square foot during the same period in 2011.

34

Recurring Fee Income

Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd., the largest condominium property management company in Ontario, Canada, which manages approximately 62,000 condominium units.

The details of our fee income are as follows:

	Three months ended March 31
(Millions)	2012	2011
Property management, leasing, project management, and other fees	$7	$10
Brookfield Residential Services Ltd. fees	6	6
Total fee income	$13	$16

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on real estate mortgages, residential notes receivable and other loans receivable, interest earned on cash balances and transactional gains.

The components of interest and other income are as follows:

	Three months ended March 31
(Millions)	2012	2011
Interest income on loans receivable from BAM	$1	$18
Interest income on residential note receivable from BRPI	8	―
Interest income on participating loan interests with subsidiaries of BAM	7	4
Interest income on loans receivable designated as FVTPL	4	―
Other interest income	2	3
Other income	―	2
Total interest and other income	$22	$27

The decrease in interest and other income period over period is primarily attributable to the settlement of loans receivable from BAM in the third quarter of 2011 offset by interest earned on the residential note receivable from the disposition of our residential development segment on March 31, 2011, and income on the senior unsecured note receivable from a subsidiary of BAM entered into during the fourth quarter of 2011.

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt increased to $138 million for the three months ended March 31, 2012, from $101 million during the same period in 2011. The increase is primarily attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 as well as new debt from acquisitions and refinancings.

Capital Securities

Interest expense relating to capital securities for the three months ended March 31, 2012, was $14 million, compared to $15 million during the same period in 2011. Interest expense recorded in capital securities relates to preferred share dividends recorded as interest expense under IFRS.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased to $37 million for the three months ended March 31, 2012, from $35 million during the same period in 2011. The increase is primarily attributable to inflation and increased company initiatives during the period. Included in general and administrative expenses for the three months ended March 31, 2012, is $6 million (2011 – $6 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION

Depreciation increased to $3 million for the three months ended March 31, 2012, from $2 million during the same period in 2011.

35

FAIR VALUE GAINS, NET

For the three months ended March 31, 2012, we recognized fair value gains of $293 million (2011 – $130 million). Fair value adjustments related to our commercial properties and developments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. We also recognized gains of $1 million for the three months ended March 31, 2012, on the embedded derivative within our participating loan interests (2011 – $8 million).

	Three months ended March 31
(Millions)	2012	2011
Investment properties
Commercial properties	$291	$157
Development properties	3	(9)
	294	148
Financial instruments
Participating loan interests	1	8
Other financial instruments designated as FVTPL	(2)	(2)
U.S. Office Fund option and true-up liability	―	(24)
	(1)	(18)
Total fair value gains, net	$293	$130

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations			Fair Value Adjustments			Share of Earnings
Three months ended March 31		2012	2011		2012	2011		2012	2011
U.S. Office Fund	$	―	$38	$	―	$54	$	―	$92
Other equity accounted investments(1)		25	26		22	―		47	26
Total share of net earnings of equity accounted investments		$25	$64		$22	$54		$47	$118
(1)	Includes jointly controlled entities as well as associates

Funds from operations of our equity accounted investments decreased to $25 million for the three months ended March 31, 2012, from $64 million during the same period in 2011. The decrease is primarily attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and Four World Financial Center in New York and First Canadian Place in Toronto in the fourth quarter of 2011, offset by the acquisition of 450 West 33rd Street in New York in the second quarter of 2011 which is a jointly controlled entity. Including fair value adjustments, share of net earnings of equity accounted investments was $47 million for the three months ended March 31, 2012, compared to $118 million during the same period in 2011.

INCOME TAXES

Income tax expense increased to $80 million for the three months ended March 31, 2012, from $33 million during the same period in 2011. The increase is primarily attributable to increased earnings driven by fair value adjustments in the current period.

The major components of income tax expense include the following:

	Three months ended March 31
(Millions)	2012	2011
Current tax expense	$17	$9
Deferred tax expense	63	24
Total income taxes	$80	$33

36

DISCONTINUED OPERATIONS

Our residential development operations which were disposed of on March 31, 2011 contributed $13 million of net operating income in the prior period.

The following table summarizes income from discontinued operations:

	Three months ended March 31
(Millions)	2012	2011
Commercial property revenue	$14	$13
Commercial property operating costs	(7)	(7)
	7	6
Residential revenue	―	83
Residential operating expense	―	(70)
	―	13
Interest and other income	―	1
Interest expense	(2)	(2)
Depreciation	―	(1)
Income from discontinued operations before fair value gains and income taxes	5	17
Fair value gains	―	12
Income taxes	―	(3)
Income from discontinued operations attributable to shareholders	$5	$26

NON-CONTROLLING INTERESTS

The following table outlines our non-controlling interests:

	Three months ended March 31
(Millions)	2012	2011
Preferred shares – subsidiaries	$2	$2
Non-controlling interests – subsidiaries	55	25
Total non-controlling interests	$57	$27

Preferred Shares – Subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the three months ended March 31, 2012, dividends of $2 million were paid on preferred shares issued by BPO Properties, consistent with $2 million during the same period in 2011.

Non-Controlling Interests – Subsidiaries

Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by us in BOX, BFP, Prime, Brookfield Heritage Partners LLC, BOP 1801 California Street LLC and the U.S. Office Fund.

Non-controlling interest in subsidiary earnings was $55 million for the three months ended March 31, 2012, compared with $25 million during the same period in 2011.

The following table outlines the dividends and earnings paid or attributable to other shareholders of our subsidiaries:

		Three months ended March 31
(Millions)	Type	2012	2011
BOX	Participating interests	$27	$8
BFP	Participating interests	1	1
Prime	Participating interests	―	1
Brookfield Heritage Partners LLC	Participating interests	2	―
BOP 1801 California Street LLC	Participating interests	2	―
U.S. Office Fund	Participating interests	23	15
Total non-controlling interests - subsidiaries		$55	$25

37

SEGMENTED INFORMATION

Brookfield Office Properties and its subsidiaries operate in the U.S., Canada and Australia within the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; and Sydney, Melbourne and Perth in Australia. For the three months ended March 31, 2012, approximately 60% of our commercial property net operating income is derived from the U.S. (2011 – 60%) and approximately 62% of our assets are invested in the U.S. (2011 – 58%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom.

We disclose information about our reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The following summary presents segmented financial information for our principal areas of business:

Commercial							Residential
United States			Canada		Australia		Development		Total
(Millions)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
Three months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue	$317	$200	$146	$131	$67	$49	$—	$—	$530	$380

Commercial property net operating income	188	106	80	75	44	35	—	—	312	216
Interest and other income	3	21	8	1	11	5	—	—	22	27
	191	127	88	76	55	40	—	—	334	243

Interest expense(1)	(94)	(64)	(39)	(33)	(19)	(19)	—	—	(152)	(116)
General and administrative expense(2)	(17)	(17)	(16)	(15)	(4)	(3)	—	—	(37)	(35)
Other	(4)	(4)	—	(1)	1	2	—	—	(3)	(3)
Funds from operations of equity accounted investments	20	54	1	4	4	6	—	—	25	64
Funds from discontinued operations	5	5	—	—	—	—	—	13	5	18
Non-controlling interests in funds from operations	(11)	(10)	(6)	(5)	(1)	(1)	—	—	(18)	(16)
Funds from operations	90	91	28	26	36	25	—	13	154	155

Fair value gains	155	104	122	7	16	19	—	—	293	130
Fair value gains (losses) of equity accounted investments	23	56	—	(4)	(1)	2	—	—	22	54
Other	2	5	—	—	(2)	(4)	—	—	—	1
Income taxes	(18)	(22)	(48)	1	(14)	(12)	—	—	(80)	(33)
Funds from discontinued operations	(5)	(5)	—	—	—		—	(13)	(5)	(18)
Non-controlling interests in funds from operations	11	10	6	5	1	1	—	—	18	16
Income from continuing operations	258	239	108	35	36	31	—	—	402	305
Income from discontinued operations	5	13	—	—	—	—	—	13	5	26
Net income	263	252	108	35	36	31	—	13	407	331
Net income attributable to non-controlling interests	27	15	27	9	1	1	—	—	55	25
Net income attributable to shareholders	$236	$237	$81	$26	$35	$30	$—	$13	$352	$306

(1)	Includes allocation of interest expense on corporate debt and capital securities of $3 million to United States and $14 million to Canada for the three months ended March 31, 2012 (2011 - $6 million to United States and $13 million to Canada)
(2)	Includes allocation of corporate-level general and administrative expenses of $3 million to United States and $4 million to Canada for the three months ended March 31, 2012 (2011 - $4 million to United States and $2 million to Canada)

	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2012	2011	2011	2011	2012	2011	2012	2011	2012	2011
Total assets	$15,716	$15,732	$5,531	$5,339	$4,253	$4,073	$—	$—	$25,500	$25,144

(Millions)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
Three months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total commercial property net operating income(1)	$216	$199	$80	$80	$63	$55	$—	$—	$359	$334

(1)	Includes commercial property net operating income of equity accounted investments of $28 million, nil and $19 million in the United States, Canada and Australia commercial operations, respectively, for the three months ended March 31, 2012 (2011 - $93 million, $5 million and $20 million, respectively)

38

QUARTERLY RESULTS

The 2012, 2011 and 2010 results in accordance with IFRS by quarter are as follows:

2012		2011				2010
(Millions, except per share information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$530	$527	$492	$388	$380	$397	$323	$307	$299
Net income from continuing operations attributable to shareholders	347	342	423	596	208	933	138	139	233
Net income attributable to shareholders	352	338	415	631	306	971	159	172	250

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.66	$0.65	$0.81	$1.16	$0.53	$1.84	$0.26	$0.26	$0.44
Discontinued operations	0.01	(0.01)	(0.01)	0.07	0.05	0.07	0.04	0.07	0.04
	$0.67	$0.64	$0.80	$1.23	$0.58	$1.91	$0.30	$0.33	$0.48

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.61	$0.59	$0.73	$1.05	$0.49	$1.63	$0.24	$0.25	$0.41
Discontinued operations	0.01	(0.01)	(0.01)	0.06	0.05	0.07	0.04	0.06	0.03
	$0.62	$0.58	$0.72	$1.11	$0.54	$1.70	$0.28	$0.31	$0.44

39

PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Commercial Properties

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 27 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At March 31, 2012, we had a floating rate bank credit facility of $695 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to June 2014. At March 31, 2012, the balances drawn on these facilities were $391 million. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. However, we have historically been successful in negotiating extension options. Approximately 27% of our outstanding commercial property debt at March 31, 2012, is floating rate debt (December 31, 2011 – 27%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $30 million or $0.05 per diluted weighted average share outstanding on an annualized basis. Taking into account our preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase income attributable to non-controlling interests by an additional $4 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 44, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness of 48% of fair value of our commercial properties (December 31, 2011 – 50%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

40

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.6% of our tenant base and currently, no one tenant comprises more than 7.4% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 8 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2012	2013	2014	2015	2016	2017	Beyond	Year of Expiry(3)	Total	%(2)
1	Government & Government Agencies	All Markets	AA+/AAA	140	1,216	208	1,206	275		2,084	Various	5,129	7.6%
2	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A/A-	25	3,380		21			1,550		4,976	7.4%
3	Wells Fargo/Wachovia(5)	New York	A+		3	66	1,399			77	2019	1,545	2.3%
4	CIBC World Markets(6)	NY/Toronto/Calgary	A+					7		1,429	2033	1,436	2.1%
5	Suncor Energy	Calgary	BBB+							1,352	2028	1,352	2.0%
6	Century Link	Denver	Not Rated	1,092	36				150			1,278	1.9%
7	Kellogg Brown & Root	Houston	Not Rated							1,268	2030	1,268	1.9%
8	RBC	Van./Tor./Cal./NY/LA/Minn.	AA-		58		12	16	143	1,030	2023	1,259	1.9%
9	Bank of Montreal	Calgary/Toronto	A+	40	85	13		17		988	2024	1,143	1.7%
10	Target Corporation	Minneapolis/LA	A+							984	2024	984	1.5%
11	Devon Energy	Houston	BBB+		18					788	2020	806	1.2%
12	Imperial Oil	Calgary	AAA					717				717	1.1%
13	Encana Corporation	Calgary/Denver	BBB				241			467	2019	708	1.0%
14	KPMG	Sydney/Toronto	Not Rated					298		371	2024	669	1.0%
15	PricewaterhouseCoopers	Sydney/Houston/Calgary	Not Rated			144	519					663	1.0%
16	Société Générale	New York/Houston	Not Rated		12					593	2032	605	0.9%
17	Cadwalader, Wickersham & Taft	New York	Not Rated							549	2024	549	0.8%
18	Talisman Energy	Calgary	BBB					12		527	2025	539	0.8%
19	Continental Airlines	Houston	B			117	170		223			510	0.8%
20	Ernst & Young	Denver/LA/Sydney	Not Rated					360		150	2022	510	0.8%
	Total			1,297	4,808	548	3,568	1,702	516	14,207		26,646	39.7%
	Total %			4.9%	18.0%	2.1%	13.4%	6.4%	1.9%	53.3%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the “Beyond” column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	Bank of America/Merrill Lynch leases 4.6 million square feet at the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being subleased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC and 0.8 million square feet is in 2 WFC
(5)	Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being subleased to five subtenants ranging in size up to 756,000 square feet
(6)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

41

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; only 8% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 8 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2012, including our equity accounted investments:

(000's Sq. Ft.)	Currently Available	Remainder 2012	2013	2014	2015	2016	2017	2018	2019 & Beyond	Total
Midtown, New York	539	30	556	147	432	329	54	278	3,911	6,276
Downtown, New York	793	295	3,651	357	1,783	439	636	89	4,585	12,628
Boston	287	1	6	13	9	1	16	254	209	796
Washington, D.C.	650	248	488	1,506	378	286	201	888	1,859	6,504
Los Angeles	727	266	194	303	184	411	263	649	1,533	4,530
Houston	950	462	394	616	569	288	552	65	4,267	8,163
Denver	43	995	172	76	122	182	217	48	790	2,645
Minneapolis	153	27	198	206	180	118	113	191	1,344	2,530
Toronto	502	248	444	304	522	943	500	374	4,922	8,759
Calgary	13	46	74	53	482	758	68	201	3,945	5,640
Ottawa	4	12	1,151	9	547	6	―	―	16	1,745
Sydney	84	85	124	65	587	793	110	692	1,546	4,086
Melbourne	40	57	27	84	157	101	149	1	1,456	2,072
Perth	24	―	―	335	9	9	61	13	161	612
Other	15	14	102	25	75	45	18	11	356	661
Total	4,824	2,786	7,581	4,099	6,036	4,709	2,958	3,754	30,900	67,647

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2012 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a slow recovery amidst uncertainty in global financial markets, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

42

INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2012, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1 billion per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

FOREIGN EXCHANGE FLUCTUATIONS

Approximately 38% of our assets and 40% of our revenues originate in Canada and Australia and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments” on the following pages. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. Our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows.

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At March 31, 2012, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At March 31, 2012, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate the foreign currency risk relating to these investments using methods similar to those discussed above. Our investment in the UK does not currently generate any income.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2012 and/or 2011, we used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Mar. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,139	3.8% to 5.5%	Jun 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 1.5%	Sept 2012 to May 2014	($15)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$1,288	4.8% to 5.9%	Jan 2014 to Jul 2016	(A$48)
	Forecasted fixed rate debt interest rate swaps	$1,015	2.6% to 4.7%	Jun 2022 to Nov 2024	($109)
	Forecasted fixed rate debt interest rate swaps	C$225	3.4% to 3.5%	Apr to Nov 2023	(C$11)
Dec. 31, 2011	Interest rate caps of US$ LIBOR debt	$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 5.7%	Sept 2012 to May 2014	($14)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$931	4.8% to 5.9%	Jan 2012 to Jul 2016	(A$43)
	Forecasted fixed rate debt interest rate swaps	$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024	($140)
	Forecasted fixed rate debt interest rate swaps	A$357	5.2%	Jan 2014	(A$10)
	Forecasted fixed rate debt interest rate swaps	C$225	3.4% to 3.6%	Apr to Nov 2023	(C$17)

For the three months ended March 31, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Mar. 31, 2012	Foreign currency forward	Australian dollar	A$135	A$0.95/US$	$3	Jun 2012	A$ denominated net investment
	Foreign currency forward	British pounds	GBP£45	GBP£0.63/US$	nil	Apr 2012	GBP denominated net investment
Dec. 31, 2011	Foreign currency forward	Australian dollar	A$135	A$0.98/US$	($4)	Jan 2012	A$ denominated net investment
	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Mar 2012	GBP denominated net investment

In addition, as of March 31, 2012, the company had designated C$750 million (December 31, 2011 – C$903 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three months ended March 31, 2012 and 2011 the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

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Other Derivatives

The following table provides details of other derivatives outstanding as at March 31, 2012, and December 31, 2011:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Mar. 31, 2012	Total return swap(1)	$4	$2	General and administrative expense
Dec. 31, 2011	Total return swap(1)	$2	($17)	General and administrative expense
(1)	Relates to the total return swap on our shares in connection with our Deferred Share Unit Plan

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The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

We adopted amendments to IAS 12, “Income Taxes” (“IAS 12”), effective January 1, 2012. These amendments are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property” (“IAS 40”). The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. We have determined that based on our business model, the rebuttable presumption introduced by the amendments to IAS 12 has been overcome and have continued to measure deferred taxes on the basis that the carrying amount of investment properties will be recovered through use except where there is a specific plan to sell a property in the foreseeable future. Therefore, the amendments to IAS 12 did not have an impact on the measurement of our deferred tax liabilities.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended March 31
(Millions)	2012		2011
Transactions with related parties
Lease revenue(1)	$2	$	―
Interest income	20		22
Interest expense on commercial property debt	7		11
	Mar. 31, 2012	Dec. 31, 2011
Balances outstanding to (from) related parties
Participating loan interests	$584		$439
BRPI promissory notes	481		470
Loans receivable designated as FVTPL	143		138
Other loans receivable	118		224
Commercial property debt	(380)		(432)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises

We hold a 70% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

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DIVIDENDS

Dividends paid by Brookfield Office Properties during the three months ended March 31, 2012, and the year ended December 31, 2011, are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2012	Dec. 31,2011
Common shares	US$	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0833
Class AA Series E preferred shares	C$	0.1312	0.5250
Class AAA Series E preferred shares	C$	0.1305	0.5250
Class AAA Series F preferred shares	C$	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	1.3583
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	1.6875
Class AAA Series N preferred shares	C$	0.3844	1.5375
Class AAA Series P preferred shares	C$	0.3219	1.2875
Class AAA Series R preferred shares	C$	0.3188	0.4192

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Condensed Consolidated Balance Sheets

Unaudited (Millions)	Note	Mar. 31, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties
Commercial properties	3	$19,708	$19,258
Commercial developments	3	1,492	1,412
Equity accounted investments and participating loan interests
Investments in jointly controlled entities	4	1,839	1,804
Investments in associates	5	14	13
Participating loan interests	6	584	439
Other non-current financial assets	7	692	817
		24,329	23,743
Current assets
Receivables and other assets	8	351	473
Other current financial assets	9	143	―
Restricted cash and deposits		71	69
Cash and cash equivalents		260	434
		825	976
Assets held for sale	10	346	425
Total assets		$25,500	$25,144

Liabilities Non-current liabilities
Commercial property debt	11	$10,156	$9,993
Capital securities	12	862	844
Other non-current financial liabilities		92	92
Deferred tax liabilities	14	606	547
		11,716	11,476
Current liabilities
Commercial property debt	11	639	642
Capital securities	12	―	150
Accounts payable and accrued liabilities	13	894	980
		1,533	1,772
Liabilities associated with assets held for sale	10	171	217
Total liabilities		13,420	13,465

Equity
Preferred equity	15	1,095	1,095
Common equity	15	9,443	9,080
Total shareholders’ equity		10,538	10,175
Non-controlling interests	15	1,542	1,504
Total equity		12,080	11,679
Total liabilities and equity		$25,500	$25,144

See accompanying notes to the condensed consolidated financial statements

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Condensed Consolidated Statements of Income

Unaudited	Three months ended March 31
(Millions, except per share information)	Note	2012	2011
Revenue	16	$530	$380
Commercial property net operating income	16	312	216
Interest and other income	16	22	27
		334	243
Interest expense
Commercial property debt		138	101
Capital securities		14	15
General and administrative expense		37	35
Depreciation		3	2
Income from continuing operations before fair value gains, share of net earnings of equity accounted investments and income taxes		142	90
Fair value gains, net	17	293	130
Share of net earnings of equity accounted investments	18	47	118
Income from continuing operations before income taxes		482	338
Income taxes	14	80	33
Income from continuing operations		402	305
Income from discontinued operations	10	5	26
Net income		$407	$331

Net income attributable to
Shareholders		$352	$306
Non-controlling interests		55	25
		$407	$331
Net income per share attributable to common shareholders - basic
Continuing operations		$0.66	$0.53
Discontinued operations		0.01	0.05
		$0.67	$0.58
Net income per share attributable to common shareholders - diluted
Continuing operations		$0.61	$0.49
Discontinued operations		0.01	0.05
		$0.62	$0.54

See accompanying notes to the condensed consolidated financial statements

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Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended March 31
(Millions)	2012	2011
Net income	$407	$331
Foreign currency translation
Unrealized foreign currency translation gains in respect of foreign operations	97	105
Losses on hedges of net investments in foreign operations, net of income taxes for the three months ended March 31, 2012 of $1 million (2011 – $10 million)	(26)	(55)
Reclassification of net foreign exchange gains on disposition of residential development segment	―	(29)
	71	21
Derivatives designated as cash flow hedges
Gains on derivatives designated as cash flow hedges, net of income taxes for the three months ended March 31, 2012 of $3 million (2011 – nil)	42	2
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes for the three months ended March 31, 2012 of nil (2011 - nil)	2	―
	44	2
Other comprehensive income	115	23
Comprehensive income	$522	$354

Comprehensive income attributable to
Shareholders
Net income	$352	$306
Other comprehensive income (loss)	98	(1)
	450	305
Non-controlling interests
Net income	55	25
Other comprehensive income	17	24
	$72	$49

See accompanying notes to the condensed consolidated financial statements

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Condensed Consolidated Statements of Changes in Equity

Unaudited	Three months ended March 31
(Millions)	Note	2012	2011
Preferred equity
Balance, beginning of period		$1,095	$848
Balance, end of period	15	$1,095	$848

Common equity
Common shares
Balance, beginning of period		$3,330	$3,316
Shares repurchased		(2)	―
Dividend reinvestment		1	1
Proceeds from shares issued on exercise of options		1	1
Balance, end of period		3,330	3,318
Contributed surplus
Balance, beginning of period		185	101
Shares repurchased		(3)	―
Stock-based compensation awards		2	1
Excess of net assets over costs of non-controlling interest repurchased		1	―
Excess of net assets over proceeds on disposition of residential development segment		―	(9)
Balance, end of period		185	93
Retained earnings
Balance, beginning of period		5,540	4,216
Net income attributable to shareholders		352	306
Shareholder distributions
Preferred share dividends		(17)	(14)
Common share dividends		(70)	(70)
Excess of net assets over proceeds on disposition of residential development segment		―	(25)
Non-controlling interests issued in excess of redemptions		―	(7)
Balance, end of period		5,805	4,406
Accumulated other comprehensive income
Balance, beginning of period		25	326
Other comprehensive income (loss) attributable to shareholders		98	(1)
Balance, end of period	15	123	325
Total retained earnings and accumulated other comprehensive income		5,928	4,731
Total common equity		$9,443	$8,142

Total shareholders’ equity		$10,538	$8,990

Non-controlling interests
Balance, beginning of period		$1,504	$1,263
Net income attributable to non-controlling interests		55	25
Other comprehensive income attributable to non-controlling interests		17	24
Distributions to non-controlling interests		(32)	(4)
Non-controlling interests recognized		―	67
Non-controlling interests repurchased		(2)	―
Balance, end of period	15	$1,542	$1,375

Total equity		$12,080	$10,365

See accompanying notes to the condensed consolidated financial statements

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Condensed Consolidated Statements of Cashflow

Unaudited	Three months ended March 31
(Millions)	Note	2012	2011
Operating activities
Net income		$407	$331
Share of undistributed net earnings from equity accounted investments		(40)	(102)
Fair value gains, net		(293)	(141)
Deferred income tax expense		63	27
Accretion of discount on loan receivable		―	(10)
Depreciation		3	3
Accretion of debt discount and transaction costs		7	3
Stock-based compensation expense	19	2	1
Initial direct leasing costs		(4)	(1)
Working capital and other		(71)	(45)
		74	66
Financing activities
Commercial property debt arranged		46	425
Commercial property debt repaid		(332)	(216)
Corporate credit facilities arranged		324	36
Corporate credit facilities repaid		(119)	(68)
Capital securities redeemed		(153)	(21)
Non-controlling interests issued		―	60
Non-controlling interests purchased		(2)	―
Land development debt arranged		―	1
Land development debt repaid		―	(10)
Distributions to non-controlling interests		(32)	(4)
Preferred share dividends		(17)	(14)
Common shares issued		1	1
Common shares repurchased		(1)	―
Common share dividends		(70)	(70)
		(355)	120
Investing activities
Acquisitions of real estate		―	(25)
Disposition of real estate		113	―
Foreign currency hedges of net investments		(11)	(29)
Loans receivable from affiliate repaid		108	—
Restricted cash and deposits		(2)	5
Capital expenditures – development and redevelopment		(54)	(72)
Capital expenditures – commercial properties		(47)	(30)
		107	(151)
(Decrease) increase in cash resources		(174)	35
Cash and cash equivalents, beginning of period		434	142
Cash and cash equivalents, end of period		$260	$177

See accompanying notes to the condensed consolidated financial statements

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Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America, Australia and the United Kingdom. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”), which owns approximately 51% of the company’s voting shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BPO. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York, and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The interim financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2011, except for the impact of the adoption of the accounting standard described below. The financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

These interim financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2011.

(b)	Adoption of Accounting Standards

The company adopted amendments to IAS 12, “Income Taxes” (“IAS 12”), effective January 1, 2012. These amendments are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property” (“IAS 40”). The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The company has determined that based on its business model, the rebuttable presumption introduced by the amendments to IAS 12 has been overcome and has continued to measure deferred taxes on the basis that the carrying amount of investment properties will be recovered through use except where there is a specific plan to sell a property in the foreseeable future. Therefore, the amendments to IAS 12 did not have an impact on the measurement of the company’s deferred tax liabilities.

(c)	Estimates

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2011.

NOTE 3: INVESTMENT PROPERTIES

	Mar. 31, 2012		Dec. 31, 2011
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$19,258	$1,412	$12,742	$1,050
Additions
Property acquisitions and investments	—	—	6,411	69
Capital expenditures	31	62	173	312
Initial direct leasing costs	4	—	37	—
Dispositions and reclassification to assets held for sale	(37)	—	(1,067)	—
Fair value gains (losses)	291	3	1,012	(16)
Foreign currency translation	145	15	(104)	(3)
Other changes	16	—	54	—
Balance, end of period	$19,708	$1,492	$19,258	$1,412

On March 8, 2012, the company sold the Altius Centre building in downtown Calgary for C$179.8 million. The company had owned a 25% interest in the building.

53

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. In connection with determining these values, the company obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values.

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Mar. 31, 2012			Dec. 31, 2011
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.52%	10.00%	6.25%	7.52%
Terminal cap rate	9.00%	5.75%	6.34%	9.00%	5.75%	6.33%
Investment horizon (yrs)	22	9	12	24	9	12
Canada
Discount rate	7.75%	6.25%	6.66%	8.00%	6.25%	6.67%
Terminal cap rate	7.25%	5.50%	5.93%	7.50%	5.75%	6.21%
Investment horizon (yrs)	14	10	11	14	10	11
Australia
Discount rate	10.00%	9.00%	9.07%	10.00%	9.00%	9.06%
Terminal cap rate	8.75%	7.00%	7.21%	8.75%	7.00%	7.28%
Investment horizon (yrs)	10	10	10	10	10	10

During the three months ended March 31, 2012, the company capitalized a total of $62 million (2011 – $83 million) of costs related to commercial developments. Included in this amount is $36 million (2011 – $63 million) of construction and related costs and $26 million (2011 – $20 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.91% (December 31, 2011 – 6.92%). Included in construction and related costs is $33 million (2011 – $53 million) paid to a subsidiary of BAM pursuant to a contract to construct an investment property.

NOTE 4: INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Summarized financial information in respect of the company’s investment in jointly controlled entities is set out below:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Non-current assets
Commercial properties	$5,225	$5,157
Commercial developments	240	213
Current assets	39	62
Total assets	5,504	5,432
Non-current liabilities
Commercial property debt	1,823	1,823
Current liabilities	59	64
Total liabilities	1,882	1,887
Net assets	$3,622	$3,545
Company’s share of net assets	$1,839	$1,804

	Three months ended March 31
(Millions)	2012		2011
Revenue	$97		$124
Expense	(50)		(66)
Earnings before fair value gains (losses)	47		58
Fair value gains (losses)	45		(12)
Net earnings	$92		$46
Company’s share of net earnings	$46	S	25

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The company’s share of net earnings from jointly controlled entities for the three months ended March 31, 2011, includes the following earnings of TRZ Holdings LLC (“TRZ Holdings”) which was a jointly controlled entity prior to the company’s acquisition of control in the third quarter of 2011:

Three months ended March 31
(Millions)	2011
Revenue	$204
Expense	(146)
Earnings before fair value gains	58
Fair value gains	120
Net earnings	$178
Company’s share of net earnings	$92

NOTE 5: INVESTMENTS IN ASSOCIATES

Summarized financial information in respect of the company’s investment in associates is set out below:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Total assets	$141	$152
Total liabilities	100	113
Net assets	$41	$39
Company’s share of net assets	$14	$13

	Three months ended March 31
(Millions)	2012		2011
Revenue	$137		$135
Expense	(134)		(132)
Net earnings	$3		$3
Company’s share of net earnings	$1	S	1

NOTE 6: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to the company’s prior right to convert into direct ownership interests in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Mar. 31, 2012	Dec. 31, 2011
Darling Park Complex, Sydney	30%	$173	$169
IAG House, Sydney	50%	107	104
NAB House, Sydney	25%	115	61
Bourke Place Trust, Melbourne	43%	189	105
Total participating loan interests		$584	$439

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains. The carrying value of the embedded derivative at March 31, 2012, was $49 million (December 31, 2011 – $49 million).

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Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Non-current assets	$2,478	$2,438
Current assets	156	140
Total assets	2,634	2,578
Non-current liabilities	908	1,293
Current liabilities	117	106
Total liabilities	1,025	1,399
Net assets	$1,609	$1,179

	Three months ended March 31
(Millions)	2012	2011
Revenue	$55	$54
Expense	(36)	(42)
Earnings before fair value gains	19	12
Fair value gains	5	23
Net earnings	$24	$35

NOTE 7: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Equity securities designated as available-for-sale (“AFS”)	$107	$107
Brookfield Residential Properties Inc. (“BRPI”) promissory notes	481	470
Loans receivable designated as fair value through profit and loss (“FVTPL”)	―	138
Other loans receivable	104	102
Total other non-current financial assets	$692	$817

NOTE 8: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Accounts receivable(1)	$209	$259
Loan receivable from affiliate(2)	―	49
Prepaid expenses and other assets	142	165
Total receivables and other assets	$351	$473
(1)	At March 31, 2012, includes a $14 million receivable from BAM that is due on demand (December 31, 2011 – $73 million)
(2)	At December 31, 2011, included a $49 million loan receivable from a subsidiary of BAM that was due March 15, 2012 and secured by commercial office property

Included in prepaid expenses and other assets at March 31, 2012 are derivative assets with a carrying amount of $3 million (December 31, 2011 – nil).

NOTE 9: OTHER CURRENT FINANCIAL ASSETS

Other current financial assets represent loans receivable designated as FVTPL comprised of a $143 million senior unsecured note receivable from a subsidiary of BAM that matures on December 19, 2014. This note was presented in other non-current financial assets as of December 31, 2011. The principal and interest payments on the note receivable are based on the returns of a referenced debenture which is, in turn, secured by an equity interest in a publicly traded real estate entity based in Australia. The debenture was not repaid on its scheduled maturity date and a default notice was issued to the borrower demanding full repayment. As the debenture is in default, the company has determined that the fair value of the investment is best represented by the estimated proceeds expected to be realized from the debenture trustee’s monetization of the collateral.

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NOTE 10: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

On March 30, 2012, the company sold its interest in Defence Plaza in Melbourne for proceeds of A$87 million. Defence Plaza was presented in assets held for sale at December 31, 2011.

At March 31, 2012, and December 31, 2011, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, are presented in assets held for sale as the company intends to exit this market through the sale of these properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Assets
Commercial properties	$344	$423
Receivables and other assets	2	2
Assets held for sale	$346	$425
Liabilities
Commercial property debt	$163	$210
Accounts payable and accrued liabilities	8	7
Liabilities associated with assets held for sale	$171	$217

Discontinued operations include the company’s Minneapolis portfolio, a geographical area that is held for sale, and for the three months ended March 31, 2011, the residential development segment, a separate line of business that was disposed of on March 31, 2011. The following table summarizes the income and cash flows from discontinued operations:

	Three months ended March 31
(Millions, except per share information)	2012	2011
Commercial property revenue	$14	$13
Commercial property operating costs	(7)	(7)
	7	6
Residential revenue	―	83
Residential operating expense	―	(70)
	―	13
Interest and other income	―	1
Interest expense	(2)	(2)
Depreciation	―	(1)
Income from discontinued operations before fair value gains and income taxes	5	17
Fair value gains	―	12
Income taxes	―	(3)
Income from discontinued operations attributable to shareholders	$5	$26
Income from discontinued operations attributable to common shareholders per share – basic and diluted	$0.01	$0.05
Cash flows from operating activities	$5	$4
Cash flows from (used in) investing activities	―	―
Cash flows used in financing activities	(1)	(1)

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NOTE 11: COMMERCIAL PROPERTY DEBT

	Mar. 31, 2012		Dec. 31, 2011
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	2.36%	$271	2.40%	$264
Brookfield Canada Office Properties (“BOX”) revolving facility	3.20%	120	3.28%	117
Senior unsecured notes	4.30%	198	―	―
Australian property loans(1)	8.07%	350	8.12%	402

Secured Commercial Property Debt
Fixed rate property debt	5.90%	7,096	5.88%	7,181
Variable rate property debt(2)	4.84%	2,645	4.91%	2,571
Secured note payable	8.50%	278	8.50%	310
Total	5.63%	$10,958	5.70%	$10,845

Current		$639		$642
Non-current		10,156		9,993
Associated with assets held for sale		163		210
Total		$10,958		$10,845
(1)	Variable rate property level debt payable to a subsidiary of BAM maturing in May 2013
(2)	At March 31, 2012 and December 31, 2011, includes $30 million of other indebtedness outstanding to a subsidiary of BAM

During the three months ended March 31, 2012, the company issued C$200 million of senior unsecured notes with a January 17, 2017 maturity date and a yield of 4.30%.

Commercial property debt includes $2,302 million (December 31, 2011 – $1,958 million) repayable in Canadian dollars of C$2,296 million (December 31, 2011 – C$2,001 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt also includes $1,679 million (December 31, 2011 – $1,718 million) repayable in Australian dollars of A$1,623 million (December 31, 2011– A$1,683 million), all of which is payable by subsidiaries whose functional currency is the Australian dollar.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at fair value through profit and loss with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at March 31, 2012, is $57 million (December 31, 2011 – $56 million).

NOTE 12: CAPITAL SECURITIES

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2012(1)		Dec. 31, 2011(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		201		196
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		201		196
Class AAA Series I	―	5.20%		―		150
Class AAA Series J	8,000,000	5.00%		201		196
Class AAA Series K	6,000,000	5.20%		149		146
Total capital securities				$862		$994

Current			$	―		$150
Non-current				862		844
Total capital securities				$862		$994
(1)	Net of transaction costs of nil at March 31, 2012 (December 31, 2011 – $1 million)
(2)	Class AAA, Series E capital securities are owned by BAM, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

On March 30, 2012, the company redeemed all of the outstanding Class AAA Series I shares for cash of C$25.00 per share.

Capital securities includes $752 million (December 31, 2011 – $884 million) repayable in Canadian dollars of C$750 million (December 31, 2011 – C$903 million).

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Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December. On May 3, 2012 the Board of Directors of Brookfield Office Properties declared quarterly dividends payable for the Class AAA Series F, G, H, J and K preferred shares.

NOTE 13: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $894 million at March 31, 2012 (December 31, 2011 – $980 million). Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $185 million (December 31, 2011 – $228 million). Refer to Note 21.

Current tax liabilities included in accounts payable amount to $209 million (December 31, 2011 – $217 million).

NOTE 14: INCOME TAXES

The sources and movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2011	Recognized in						Mar. 31, 2012
		Income	Equity	OCI		Reclassified
Deferred tax assets related to non-capital losses and capital losses	$220	$(12)	$	―	$8	$	―	$216
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(51)		―	(17)		13	(822)
Net deferred tax liabilities	$(547)	$(63)	$	―	$(9)		$13	$(606)

The company and its Canadian subsidiaries have deferred tax assets of $74 million (December 31, 2011 – $73 million) related to non-capital losses that expire over the next 20 years, and $119 million (December 31, 2011 – $121 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $23 million (December 31, 2011 – $26 million) related to net operating losses that expire over the next 20 years.

The major components of income tax expense include the following:

	Three months ended March 31
(Millions)	2012	2011
Current tax expense	$17	$9
Deferred tax expense	63	24
Total income taxes	$80	$33

	Three months ended March 31
(Millions)	2012	2011
Income tax expense at the Canadian federal and provincial income tax rate of 26.3% (2011 – 28.3%)	$127	$96
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends	4	4
Lower income tax rates in other jurisdictions	(56)	(49)
Tax asset derecognized (previously not recognized)	13	(12)
Non-controlling interests in income of flow-through entities	(14)	(7)
Other	6	1
Total income taxes	$80	$33

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2011 – 16.5%) and the Provincial income tax rate of 11.3% (2011 – 11.8%).

NOTE 15: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Mar. 31, 2012	Dec. 31, 2011
Common shares issued and outstanding, beginning of period	503,667,579	502,709,930
Shares issued on exercise of options	126,951	1,533,791
Dividend reinvestment	40,112	305,981
Shares repurchased(1)	(242,485)	(882,123)
Common shares issued and outstanding, end of period	503,592,157	503,667,579
(1)	At March 31, 2012 consists of shares repurchased in connection with the company’s restricted stock plan net of shares sold to cover income taxes less dividends received

Total common share dividends for the three months ended March 31, 2012, were $70 million or $0.14 per share. On May 3, 2012, the company declared common share dividends of $0.14 per share to be paid in the second quarter of 2012.

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(b)	Accumulated Other Comprehensive Income

As of March 31, 2012, and December 31, 2011, accumulated other comprehensive income consists of the following amounts:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $32 million (December 31, 2011 – $31 million), net of non-controlling interest	$291	$237
Losses on derivatives designated as cash flow hedges, net of taxes of $49 million (December 31, 2011 - $52 million)(1)	(168)	(212)
Accumulated other comprehensive income	$123	$25
(1)	Includes losses of $7 million (December 31, 2011 - $7 million), which will be reclassified to interest expense over the next 12 months

(c)	Earnings per Share

Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except share information)	2012	2011
Net income from continuing operations	$402	$305
Non-controlling interests	(55)	(25)
Preferred share dividends	(17)	(14)
Net income from continuing operations available to common shareholders – basic	330	266
Dilutive effect of conversion of capital securities	14	15
Net income from continuing operations available to common shareholders – diluted	$344	$281

Net income attributable to shareholders	$352	$306
Preferred share dividends	(17)	(14)
Net income available to common shareholders – basic	335	292
Dilutive effect of conversion of capital securities	14	15
Net income available to common shareholders – diluted	$349	$307

Weighted average shares outstanding – basic	503.7	502.7
Unexercised dilutive options and restricted stock	4.8	5.5
Conversion of capital securities	54.2	65.6
Weighted average shares outstanding – diluted(1)	562.7	573.8
(1)	The calculation of diluted weighted average shares outstanding at March 31, 2012, excludes options for 13 million shares as their inclusion would be anti-dilutive (March 31, 2011 – 12 million)

(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2012	Dec. 31, 2011
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Total preferred equity			$1,095	$1,095

For the three months ended March 31, 2012, the company paid preferred dividends of $17 million (2011 - $14 million). Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On May 3, 2012 the Board of Directors of Brookfield Office Properties declared quarterly dividends payable for the Class AAA Series L, N, P and R preferred shares.

(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Preferred equity – subsidiaries	$383	$374
Other non-controlling interests	1,159	1,130
Total non-controlling interests	$1,542	$1,504

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Preferred Equity - Subsidiaries

Subsidiaries’ preferred shares outstanding total $383 million (December 31, 2011 – $374 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Mar. 31, 2012	Dec. 31, 2011
BPO Properties Ltd. (“BPO Properties”)	1,805,489	Series G	70% of bank prime	$45	$44
	3,816,527	Series J	70% of bank prime	96	93
	300	Series K	30-day BA + 0.4%	150	147
	2,847,711	Series M	70% of bank prime	72	70
	800,000	Series N	30-day BA + 0.4%	20	20
Total preferred equity – subsidiaries				$383	$374

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2012	Dec. 31, 2011
Units of BOX(1)	16.7%	$459	$427
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	37	36
Units of Brookfield Prime Property Fund (“Prime”)(2,3)	25.9%	63	67
Members interest in Brookfield Heritage Partners LLC	49.0%	89	87
Members interest in BOP 1801 California Street LLC	49.0%	40	38
U.S. Office Fund	15.7%	471	475
Total other non-controlling interests		$1,159	$1,130
(1)	Canadian-dollar denominated
(2)	Australian-dollar denominated
(3)	During the first quarter of 2012, the company purchased additional units of Prime which decreased the others' equity ownership from 26.2% at December 31, 2011 to 25.9% at March 31, 2012

NOTE 16: REVENUE AND COMMERCIAL PROPERTY NET OPERATING INCOME

(a)	Revenue

The components of revenue are as follows:

	Three months ended March 31
(Millions)	2012	2011
Commercial property revenue	$508	$353
Interest and other income	22	27
Total revenue	$530	$380

(b)	Commercial property net operating income

The company’s commercial property net operating income from continuing operations is as follows:

	Three months ended March 31
(Millions)	2012	2011
Commercial property revenue	$508	$353
Commercial property operating costs	(196)	(137)
Commercial property net operating income	$312	$216

(c)	Interest and other income

The components of interest and other income are as follows:

	Three months ended March 31
(Millions)	2012	2011
Interest income on loans receivable from BAM	$1	$18
Interest income on residential note receivable from BRPI	8	―
Interest income on participating loan interests with subsidiaries of BAM	7	4
Interest income on loans receivable designated as FVTPL	4	―
Other interest income	2	3
Other income	―	2
Total interest and other income	$22	$27

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NOTE 17: FAIR VALUE GAINS, NET

The components of fair value gains, net are as follows:

	Three months ended March 31
(Millions)	2012	2011
Investment properties
Commercial properties	$291	$157
Development properties	3	(9)
	294	148
Financial instruments
Participating loan interests	1	8
Other financial instruments designated as FVTPL	(2)	(2)
U.S. Office Fund option and true-up liability	―	(24)
	(1)	(18)
Total fair value gains, net	$293	$130

NOTE 18: SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

The components of net earnings of equity accounted investments are as follows:

	Three months ended March 31
(Millions)	2012	2011
Jointly controlled entities	$46	$117
Associates	1	1
Total share of net earnings of equity accounted investments	$47	$118

NOTE 19: STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. During the three months ended March 31, 2012, the company granted 2,416,000 stock options (2011 – 1,971,000), under the Share Option Plan with an exercise price of $17.84 per share (2011 – $17.35 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 22, 2012. At the grant date, the options each had a fair value of $3.63 per share (2011 – $2.73 per share) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 38.72% volatility (2011 – 30.00%), a weighted average dividend yield of 2.50% (2011 – 5.00%) and a risk free interest rate of 1.35% (2011 – 2.65%). The resulting total compensation of $9 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

At March 31, 2012, the company had 1,310,064 deferred share units outstanding and vested (December 31, 2011 – 1,282,079).

During the three months ended March 31, 2012, 56,646 (2011 – nil) shares were granted under the restricted stock plan with a grant date fair value of $17.65 per share (2011 – nil per share).

During the three months ended March 31, 2012, 223,000 (2011 – 160,000) shares were granted under the global stock option plan with an exercise price of $17.84 per share (2011 – $17.35 per share).

Employee compensation expense related to the stock option, deferred share unit and restricted stock plans for the three months ended March 31, 2012 was $2 million (2011– $1 million).

NOTE 20: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

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NOTE 21: FINANCIAL INSTRUMENTS

Derivatives and hedging activities

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Mar. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,139	3.8% to 5.5%	Jun 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 1.5%	Sept 2012 to May 2014	($15)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$1,288	4.8% to 5.9%	Jan 2014 to Jul 2016	(A$48)
	Forecasted fixed rate debt interest rate swaps	$1,015	2.6% to 4.7%	Jun 2022 to Nov 2024	($109)
	Forecasted fixed rate debt interest rate swaps	C$225	3.4% to 3.5%	Apr to Nov 2023	(C$11)
Dec. 31, 2011	Interest rate caps of US$ LIBOR debt	$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 5.7%	Sept 2012 to May 2014	($14)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$931	4.8% to 5.9%	Jan 2012 to Jul 2016	(A$43)
	Forecasted fixed rate debt interest rate swaps	$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024	($140)
	Forecasted fixed rate debt interest rate swaps	A$357	5.2%	Jan 2014	(A$10)
	Forecasted fixed rate debt interest rate swaps	C$225	3.4% to 3.6%	Apr to Nov 2023	(C$17)

For the three months ended March 31, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Mar. 31, 2012	Foreign currency forward	Australian dollar	A$135	A$0.95/US$	$3	Jun 2012	A$ denominated net investment
	Foreign currency forward	British pounds	GBP£45	GBP£0.63/US$	nil	Apr 2012	GBP denominated net investment
Dec. 31, 2011	Foreign currency forward	Australian dollar	A$135	A$0.98/US$	($4)	Jan 2012	A$ denominated net investment
	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Mar 2012	GBP denominated net investment

In addition, as of March 31, 2012, the company had designated C$750 million (December 31, 2011 – C$903 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three months ended March 31, 2012 and 2011 the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at March 31, 2012, and December 31, 2011:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Mar. 31, 2012	Total return swap(1)	$4	$2	General and administrative expense
Dec. 31, 2011	Total return swap(1)	$2	($17)	General and administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plan

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NOTE 22: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended March 31
(Millions)	2012		2011
Transactions with related parties
Lease revenue(1)	$2	$	―
Interest income	20		22
Interest expense on commercial property debt	7		11
	Mar. 31, 2012	Dec. 31, 2011
Balances outstanding to (from) related parties
Participating loan interests	$584		$439
BRPI promissory notes	481		470
Loans receivable designated as FVTPL	143		138
Other loans receivable	118		224
Commercial property debt	(380)		(432)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises

The company holds a 70% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the company’s interest in a portfolio of properties in Australia (the “Australian portfolio”) and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. The company has an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

NOTE 23: OTHER INFORMATION

(a) Supplemental cashflow information

	Three months ended March 31
(Millions)		2012		2011
Acquisitions of real estate	$	―		$25
Mortgages and other balances assumed on acquisition		―		―
Net acquisitions	$	―		$25
Dispositions of real estate		$149	$	―
Mortgages and other balances assumed by purchasers		(36)		―
Net dispositions		$113	$	―
Cash taxes paid		$31		$32
Cash interest paid (excluding dividends on capital securities)		109		116

(b) For the three months ended March 31, 2012, interest expense included $4 million (2011 – $3 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

NOTE 24: SUBSEQUENT EVENTS

On April 12, 2012, the company issued C$150 million of senior unsecured notes with an April 16, 2018 maturity date and a yield of 4%.

On May 1, 2012, the company acquired the Bow Parkade, for C$90 million, adjacent to the company’s existing Herald development site in Calgary. The entire block is now known as 225 Sixth. The company paid $35 million in cash and secured $55 million in new financing.

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NOTE 25: SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S., Canada and Australia within the commercial property business. The company’s investments in the United Kingdom are currently managed out of the U.S. platform and have been included as such until a platform is established in the United Kingdom.

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. The company defines commercial property net operating income as income from commercial property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and the company’s share of net earnings (losses) from equity accounted investments. The company defines funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, the company’s share of funds from operations of equity accounted investments and funds from discontinued operations. The following summary presents segmented financial information for the company’s principal areas of business:

Commercial							Residential
United States			Canada		Australia		Development		Total
(Millions)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
Three months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue	$317	$200	$146	$131	$67	$49	$—	$—	$530	$380

Commercial property net operating income	188	106	80	75	44	35	—	—	312	216
Interest and other income	3	21	8	1	11	5	—	—	22	27
	191	127	88	76	55	40	—	—	334	243

Interest expense(1)	(94)	(64)	(39)	(33)	(19)	(19)	—	—	(152)	(116)
General and administrative expense(2)	(17)	(17)	(16)	(15)	(4)	(3)	—	—	(37)	(35)
Other	(4)	(4)	—	(1)	1	2	—	—	(3)	(3)
Funds from operations of equity accounted investments	20	54	1	4	4	6	—	—	25	64
Funds from discontinued operations	5	5	—	—	—	—	—	13	5	18
Non-controlling interests in funds from operations	(11)	(10)	(6)	(5)	(1)	(1)	—	—	(18)	(16)
Funds from operations	90	91	28	26	36	25	—	13	154	155

Fair value gains	155	104	122	7	16	19	—	—	293	130
Fair value gains (losses) of equity accounted investments	23	56	—	(4)	(1)	2	—	—	22	54
Other	2	5	—	—	(2)	(4)	—	—	—	1
Income taxes	(18)	(22)	(48)	1	(14)	(12)	—	—	(80)	(33)
Funds from discontinued operations	(5)	(5)	—	—	—		—	(13)	(5)	(18)
Non-controlling interests in funds from operations	11	10	6	5	1	1	—	—	18	16
Income from continuing operations	258	239	108	35	36	31	—	—	402	305
Income from discontinued operations	5	13	—	—	—	—	—	13	5	26
Net income	263	252	108	35	36	31	—	13	407	331
Net income attributable to non-controlling interests	27	15	27	9	1	1	—	—	55	25
Net income attributable to shareholders	$236	$237	$81	$26	$35	$30	$—	$13	$352	$306

(1)	Includes allocation of interest expense on corporate debt and capital securities of $3 million to United States and $14 million to Canada for the three months ended March 31, 2012 (2011 - $6 million to United States and $13 million to Canada)
(2)	Includes allocation of corporate-level general and administrative expenses of $3 million to United States and $4 million to Canada for the three months ended March 31, 2012 (2011 - $4 million to United States and $2 million to Canada)

	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2012	2011	2011	2011	2012	2011	2012	2011	2012	2011
Total assets	$15,716	$15,732	$5,531	$5,339	$4,253	$4,073	$—	$—	$25,500	$25,144

(Millions)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
Three months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total commercial property net operating income(1)	$216	$199	$80	$80	$63	$55	$—	$—	$359	$334

(1)	Includes commercial property net operating income of equity accounted investments of $28 million, nil and $19 million in the United States, Canada and Australia commercial operations, respectively, for the three months ended March 31, 2012 (2011 - $93 million, $5 million and $20 million, respectively)

NOTE 26: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on May 3, 2012.

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Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at March 31, 2012	Symbol	Stock Exchange
Common Shares	503,592,157	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	―
Series B	9,589,500	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto
Series R	10,000,000	BPO.PR.R	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December
Class AAA Preferred Shares Series E, F, G, H, J, K, L, N, P and R	15th day of March, June, September and December	Last business day of March, June, September and December
(1)	All dividends are subject to declaration by the company’s Board of Directors
(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY

(US Dollars)	2008	2009	2010	2011	2012
March 31	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14

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Corporate Information

CORPORATE PROFILE

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its current portfolio is comprised of interests in over 108 properties totaling 78 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park Complex in Sydney and City Square in Perth. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD office PROPERTIES
Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301

www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a website, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

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